SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL Pura Energia | Investor Relations

Highlights 2Q25

- **Recurring Ebitda** of R$ 1.3 billion in 2Q25 and R$ 2.8 billion in the first six months of 2025, representing growth of 4.2% and 8.7%, respectively, compared to the same periods in 2024
- **Recurring Net Income**[1] of R$ 452.4 million in 2Q25 and R$ 1.0 billion in 2025
- **Leverage ex-effects of the acquisition of HPP Baixo Iguaçu** of 2.9x Net Debt/Ebitda[1]
- **Operating cash generation of** R$ 745.9 million in 2Q25 and R$ 1.7 billion in 2025
- **Recurring Ebitda efficiency of DisCo** in 2Q25 of 42.8% compared to the regulatory level

- **Optimization of the portfolio** by consolidating the results of Mata de Santa Genebra and HPP Mauá and advancing in the divestment process at HPP Baixo Iguaçu, with the conclusion of the acquisition of Neoenergia S.A.'s stake.
- **Proposal to migrate to [B]³'s Novo Mercado** aims to place Copel at the highest level of governance on B3, increase the liquidity of its shares by unifying the classes and types of securities, and expand its investor base

Financial Indicators

R$ million

Indicator Highlights	2Q25	2Q24	Δ%	1H25	1H24	Δ%
Ebitda (R$ million)	1,582.8	1,304.4	21.3	3,319.3	2,704.1	22.8
Recurring Ebitda (R$ million)	1,335,0	1,281.0	4.2	2,838.2	2,611.8	8.7
Net Profit (R$ million)	573.6	473.6	21.1	1,238.2	1,007.1	22.9
Recurring Net Profit (R$ million)	452.4	499,9	-9.5	1,029.4	1,027.9	0.1
EPS - Net profit per share (R$)[1]	0.19	0,16	18.8	0,42	0,34	23.5
Return on Equity[2]	2.2	2.0%	10.0	4.8%	4.2%	14.3
Ebitda Margin	25.4%	23.8%	6.7	27.4%	24.8%	10.5
Recurring Ebitda Margin	21.4%	23.4%	(8.5)	23.4%	24.0%	(2.5)
Operating Margin	13.2%	12.0%	10.0	14.5%	13.1%	10.7
Book Value per Share (R$)	8.57%	8.59%	(0.2)	8.57	8.59	(0.2)
Net Worth Indebtedness	64.6%	36.7%	76.0	64.6%	36.7%	76.0
Current Liquidity	1,1	1,6	(31.3)	1,1	1.6	(31.3)
Leverage	2,9x[3]	1,9x	52.6	2,9x[3]	1,9x	52.6

[1] Considers the Net Profit attributed to the shareholders of the parent company.
[2] Considers the initial shareholders' equity for the year.
[3] Excludes the effect of the acquisition of 70% of the Baixo Iguaçu hydroelectric plant.
Figures subject to rounding.

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RESULTS | 2Q25

Summary

1. Consolidated Results	2
1.1 Ebitda	2
1.2 Operating Revenue	3
1.3 Operating Costs and Expenses	3
1.4 Equity Income Results	4
1.5 Financial Results	4
1.6 Consolidated Net Income	4
1.7 Debt	5
2. Investments	7
3. Copel Geração e Transmissão (GenCo) (Consolidated Result)	8
3.1 Economic and Financial Performance	8
3.1.1 IFRS effect in the Transmission segment	9
3.2 Operational Performance	9
3.2.1 Generation	10
3.2.2 Energy sold	10
3.2.3 Transmission	11
RBSE	11

4. Copel Distribuição - DisCo	12
4.1 Economic and Financial Performance	12
4.1.1 Regulatory Efficiency	13
4.2 Operational Performance	13
4.2.1 Grid Market (TUSD)	13
4.2.2 Captive Market	13
4.2.3 Operational data	13
5. Copel Comercialization	15
5.1 Economic and Financial Performance	15
5.2 Operational Performance	15
6. ESG performance	17
6.1 ESG in Copel's strategy	17
6.2 Recent highlights	17
6.3 Indicators	18
6.4 Evaluations, Ratings and Indexes	18
7. Other highlights	19
Disclaimer	20

1. Consolidated Results

The consolidated result is made up of Copel (Holding), Copel Geração e Transmissão (GenCo), Copel Distribuição (DisCo), Copel Comercialização (TradeCo) and other equity holdings[1] . The following analyses refer to the second quarter of 2025 (2Q25) compared to the same period in 2024 (2Q24) and, where applicable, to the accumulated periods of the first six months of 2024 and 2025 (1H24 and 1H25, respectively).

1.1 Ebitda

Copel Recurring Ebitda[2] amounted R$ 1,335.0 million in 2Q25, 4.2% higher than the R$ 1,281.0 million recorded in 2Q24, reflecting the good performance and resilience of our assets and the Company's operational and commercial efficiency. GenCo and TradeCo accounted for approximately 58.4% of this result, while DisCo accounted for 42.6%.[3]

Highlights in 2Q25 include:

(i)	GenCo's Ebitda, which grew by 12.6% (+R$ 85.1 million) compared to 2Q24, totaling R$ 761.4 million, mainly because of the following factors: i. an increase of R$ 45.4 million, due to better results in transactions carried out on the short-term market; ii. an increase of 17.2% in wind power generation caused by a wind volume above certification, enabling a lower deviation of R$ 18.9 million (-45.8% compared to 2Q24), despite the higher curtailment between periods (12.1% vs. 7.6% in 2Q24); iii. R$ 16.9 million increase in revenue from the availability of the electricity grid, explained mainly by the incorporation of the Mata de Santa Genebra S.A. (MSG) transmission company; and iv. Ebitda from discontinued operations, which was negative R$ 13.8 million in 2Q24, absent in 2Q25;
(ii)	a 98.0% increase (+R$ 8.4 million) in Elejor's EBITDA compared to 2Q24, due to higher energy sales for bilateral contracts and average energy balance prices 17.4% higher between the periods;
(iii)	DisCo' Ebitda, which increased by 0.6% (+R$ 3.1 million) compared to 2Q24, mainly due to the June 2024 tariff readjustment, with an average increase of 2.7% in the Distribution System Use Tariffs (TUSD), partially offset by the 2.6% drop in the billed grid market, a consequence mainly due to milder weather, which had a negative impact on consumption in the residential and commercial segments, and by the increase of R$ 126.3 million (+33.1%) in the cost of energy purchased for resale, due to the higher volume coming from the Distributed Micro and Mini Generation (MMGD) compensation system; and
(iv)	a 3.7% (-R$ 27.6 million) reduction in manageable costs (PMSO), mainly influenced by the dismissal of 1,436 employees, mostly through the Voluntary Dismissal Program (PDV) completed in 2024, partially offset by the pro rata provision, between October and December, of the 2024 Collective Bargaining Agreement, with a 4.09% salary adjustment (INPC accumulated over 12 months up to September 2024) and by a 9.7% increase in third-party services, mainly for maintenance of the electrical system at DisCo.

[1] Copel Serviços, Elejor and other stakes in generation assets.

[2] Excluding non-recurring items, mark-to-market - MTM at TradeCo, new replacement value for the adjustment to present value of the indemnifiable asset (VNR) at DisCo, equity equivalence and IFRS effects on transmission contract assets.

[3] Holding, Copel Serviços and Elejor accounted for -1.0% of recurring Ebitda.

This result was partially offset by the decrease of R$ 16.6 million (-47.5%) in TradeCo's Ebitda, basically due to the lower sales margin, of R$ 15.3 million, and the Ebitda from discontinued operations, of R$ 31.0 million, recorded at Copel (Holding) in 2Q24 and absent in 2Q25.

The non-recurring items considered in the calculation of Recurring Ebitda are shown in the following table:

						R$ million
Recurring Ebitda	2Q25	2Q24	Δ%	2025	2024	Δ%
Ebitda	1,582.8	1,304.4	21.3	3,319.3	2,704.1	22.8
(-/+) Fair value on the purchase and sale of energy	(61.2)	31.0	-	(67.9)	43.9	-
(-/+) Provision/Reversal of POS indemnity	-	-	-	21.0	-	-
(-/+) Partial disposal of assets/asset swap	(200.6)	-	-	(310.4)	-	-
(-/+) Ebitda Discontinued Operations Compagas and UEGA	-	17.2	-	-	38.4	-
(-/+) Equity equivalence	(64.3)	(80.5)	(20.2)	(164.7)	(162.2)	1.5
(-/+) NRV	(11.7)	(13.3)	(11.9)	(35.7)	(32.3)	10.7
(-/+) Difference Corporate/Regulatory Transfer Revenue	90.0	22.2	305.6	76.6	20.0	283.7
Recurring Ebitda	1,335.0	1,281.0	4.2	2,838.2	2,611.9	8.7

Consolidated Recurring Ebitda
(R$ million)

2

1.2 Operating Revenue

Net Operating Revenue totaled R$ 6,225.2 million in 2Q25, up 13.6% on the R$ 5,479.3 million recorded in 2Q24. This result is mainly the result of increases:

(i)	R$ 414.1 million (+57.0%) in electricity supply revenue, with the following highlights: i. R$ 262.6 million increase in TradeCo (excluding revenue from group companies), due to the 36.0% growth in the volume of energy sold to bilateral contracts; ii. an increase of R$ 45.4 million at GenCo, due to the better result in transactions carried out on the short-term market in 2Q25 compared to 2Q24, especially the modulation of the hydroelectric generation portfolio in view of the behavior of the PLD in the South submarket in the period; iii. lower generation deviation, of R$ 18.9 million (-45.8%), in the wind complexes; iv. an increase of R$ 54.9 million in DisCo revenue due to the higher sale of energy in the short term (MCP); and v. an increase of R$ 9.5 million in the energy sold by Elejor for bilateral contracts;
(ii)	R$ 377.3 million (+188.7%) in the result of sectorial financial assets and liabilities (CVA), because of the adherence of tariff coverage in relation to costs with Parcel A, especially with energy purchased for resale and the return of PIS/COFINS to DisCo consumers in the period;
(iii)	R$ 168.4 million (+25.0%) in construction revenue, mainly due to the increase in the volume of works related to DisCo's investment program (see topic 2), which includes investments aimed at improving and modernizing infrastructure and improving customer service; with no effect on the result given that the amount recorded in costs and expenses is equal; and
(iv)	R$ 91.3 million (+77.6%) in other revenues, especially due to the R$ 61.2 increase in the fair value of TradeCo's energy purchase and sale contracts (Marked to Market - MTM) (which was mainly influenced by the reduction in the long-term NTN-B discount rate and the reduction in the submarket spread) and the R$ 28.4 million increase in revenue from DisCo's infrastructure sharing rents and contractual fines.

These increases were partially offset by:

(v)	the decrease of R$ 167.5 million (-8.1%) in electricity supply revenue, due to: i. the reduction of R$ 91.7 million at DisCo due to the 10.2% drop in the captive market billed, due to the lower temperature in the period and greater MMGD compensation, as well as the negative tariff adjustment of 4.0% in the Energy Tariff (TE) in the 2024 Annual Tariff Review; and ii. the drop of R$ 75.9 million at TradeCo due to the 5.5% reduction in energy sold to free consumers; and
(vi)	the decrease of R$ 136.3 million (-8.2%) in revenue from the availability of the electricity grid, mainly explained by: i. the reduction of R$ 86.7 million in DisCo due to the 0.7% drop in the wire market, due to milder temperatures in the period; and ii. a decrease of R$ 115.1 million, due to Aneel's decision to recalculate the financial component of the Existing System Basic Network (RBSE); partially offset: iii. by an increase of R$ 39.0 million due to the partial granting of an administrative appeal requesting the recalculation of the July 2024 tariff review amounts for transmission contracts; iv. by the consolidation of revenue of R$ 30.9 million from MSG, as of June 1, 2025; and v. by the adjustment of transmission contract asset balances, mainly due to the increase in the IPCA.

1.3 Operating Costs and Expenses

In 2Q25, operating costs and expenses totaled R$ 5,067.9 million, an increase of 9.9% compared to R$ 4,611.6 million recorded in 2Q24. In this regard, the following stand out:

(i)	the increase of R$ 550.5 million (+27.3%) in electricity purchased for resale, mainly due to: i. the increase of R$ 185.5 million in the purchase of energy from DisCo on the Energy Trading Chamber (CCEE) and the higher volume from the distributed generation system (+R$ 126.3 million); ii. an increase of R$ 224.9 million (+27.5%) at TradeCo, mainly due to the acquisition of electricity under bilateral contracts; and iii. growth of R$ 70.8 million in purchases on the short-term market (MCP), given a lower average GSF (95.3% compared to 99.3 in 2Q24), partially offset iv. by an increase of R$ 56.5 million (+11.5) in eliminations and reclassifications of purchases made between groups; and
(ii)	an increase of R$ 168.4 million (+25.0%) in construction costs, mainly due to Copel DIS's investment program, with no effect on results given the matching of the amount recorded in construction revenue.

This result was partially offset by:

(i)	a R$ 42.5 million (-6.5%) reduction in electricity network usage charges, mainly due to the increase in the share of the locational signal in the calculation of the TUST in the generation segment (-R$ 20.1 million) and lower costs with the Basic Network and Transportation from Itaipu in the distribution segment due to lower tariffs approved by ANEEL (-$ 30.3 million); and
(ii)	lower PMSO costs (excluding provisions, reversals and the effects of the partial disposal and swap of assets), which fell by R$ 27.6 million (-3.7%), due to the reduction in the number of employees, partially offset by an increase of R$ 24.7 million (+9.7%) in third-party services, mainly due to an increase of R$ 23.7 million in expenses with maintenance of the electrical system at Copel DIS.

The graph below shows manageable costs compared between quarters and accumulated in the year:

3

						R$ million
Manageable Costs	2Q25	2Q24	∆%	1H25	1H24	∆%

Staff and administrators	242.4	284.8	(14.9)	491.6	578.7	(15.1)
Social security and assistance plans	58.0	66.7	(13.0)	119.0	135.7	(12.3)
Material	21.9	21.7	1.0	44.9	40.1	11.9
Third-party services	278.7	254.0	9.7	561.0	498.1	12.6
Other operating costs and expenses*	107.4	108.7	(1.3)	217.1	202.8	7.0
TOTAL	708.3	735.9	(3.7)	1,433.5	1,455.4	(1.5)
*Disregards the effect of the partial disposal of assets/asset swap: (i) R$ 200.6 million in 2Q25; and (ii) R$ 310.4 million in 1H25.

Neutralizing the effects of provisions related to performance bonuses (PPD), profit sharing (PLR), long-term incentives (ILP) and PDV, there was a reduction of R$ 40.8 million (-17.5%) in personnel and management costs in the quarterly comparison, because of the reduction in the total number of employees in the comparison between the periods, partially offset by the pro rata provision between October and December of the collective bargaining agreement - ACT 2024, with a salary readjustment by the National Consumer Price Index - INPC, of 4.09%, considering 12 months until September/2024.

					R$ million
Personnel costs	2Q25	2Q24	∆%	1H25	1H24	∆%

Staff and administrators	242.4	284.8	(14.9)	491.6	578.7	(15.1)
(-/+) Profit sharing, PPD and ILP	(50.1)	(51.7)	(3.3)	(96.0)	(110.6)	(13.3)
(-/+) Provision/Reversal of POS indemnity	-	-	-	(21.0)	-	-
TOTAL	192.3	233.1	(17.5)	374.6	468.1	(20.0)

Changes in the workforce

1.4 Equity Income Results

The equity income from jointly controlled companies and other affiliates of Copel in 2Q25 decreased by 20.2% compared to the same period last year (R$ 64.3 million, compared to R$ 80.5 million recorded in 2Q24). The decrease is mainly due to the consolidation of 100% of Mata de Santa Genebra S.A. - MSG, as of June 1, 2025, with a reduction of approximately R$ 5.5 million in this item, and by the decrease in the restatement of contract assets in the transmission segment, caused by lower inflation in the period (IPCA of 0.93% vs. 1.05% in 2Q24). Details of the results can be found in Annex I.

1.5 Financial Results

The financial result was a negative R$ 401.9 million in 2Q25, compared to a negative R$ 289.7 million in 2Q24, an increase of R$ 112.2 million (38.7%). This variation is mainly due to the increase in expenses with charges and monetary variation of R$ 213.3 million (+48.9%), due to the increase in debt and the CDI (Copel's main debt indexer) in a higher interest rate environment. These effects were partially offset by an increase of R$ 31.6 million in interest on taxes to be offset, essentially due to the updating of PIS/COFINS, and by an increase of R$ 52.2 million in other financial income, mainly due to the updating of the adjustment to present value of the Use of Public Property - UBP.

						R$ million
Financial Results	2Q25	2Q24	∆%	1H25	1H24	∆%

Financial Income	375.3	274.4	36.8	673.0	526.0	27.9
Financial Expenses	(777.2)	(564.1)	37.8	(1,521.3)	(1,083.9)	40.4
Total Financial Result	(401.9)	(289.7)	38.7	(848.4)	(557.9)	52.1

1.6 Consolidated Net Income

Copel recorded reported net income of R$ 573.6 million in 2Q25, compared to R$ 473.6 million in 2Q24, an increase of 21.1%, mainly due to improved operating performance, with emphasis on the increase in the results of the hydroelectric and wind power portfolios, as well as the reduction in personnel costs and net gains of R$ 132.3 million from the disposal and swap of assets in 2Q25, partially offset by the lower financial result identified in the previous section and by the 25.9% increase in income tax/social contribution (IR/CSLL), mainly due to operating performance and gains from the disposal and swap of assets.

4

The main adjustments to net income in 2Q25 were:

Excluding non-recurring effects and non-cash items (VNR, MTM and IFRS in broadcasters) in 2Q25, Recurring Net Income decreased by 9.5% compared to 2Q24. This was substantially influenced by the R$112.2 million decline in financial results, as highlighted in section 1.5, which was partially offset by improved operating performance, with a R$ 54.0 million increase in recurring Ebitda, and a 12.1% reduction in IR/CSLL, due to the lower calculation basis resulting from the decline in financial results.

Change in Recurring Net Income

(R$ million)

*Results from discontinued operations and equity income

1.7 Indebtedness

Copel's total consolidated debt on June 30, 2025 was R$ 20,037.4 million, a variation of 12.9% in relation to the amount recorded on December 31, 2024, of R$ 17,753.8 million. The following table and graphs show the indebtedness of Copel and its subsidiaries as of June 30, 2025.

Debt by Subsidiary

R$ million
R$ thousand	GenCo[2]	DisCo	Others[3]	Total debt
Total Debt[1]	12,485.7	7,330.9	220.8	20,037.4
Availability	2,477.5	425.6	580.2	3,483.2
Adjusted Net Debt	10,008.2	6,905.3	(359.3)	16,554.2
Leverage	1.0x	2.0x	1.9x	2.9x4
Duration (years)	2.9	2.8	3.5	3.1

[1]Cavernoso's debt was reclassified to liabilities held for sale.

[2]Includes GenCo (parent company).

[3]Includes Copel Serviços, wind complexes (Brisa Potiguar, Cutia, Jandaíra, Vilas, Aventura and SRMN) and transmission companies (Costa Oeste and Marumbi).

[4]Excludes the effect of the acquisition of 70% of the Baixo Iguaçu hydroelectric plant.

5

On June 30, 2025, consolidated leverage reached 3.1x, reflecting a net debt of R$ 16,563.7 million - an increase of 0.5x compared to the end of 2024. Despite the increase, the indicator remains within the parameters defined by the optimal capital structure. The increase is mainly attributable to the conclusion of the acquisition of 70% of the Baixo Iguaçu HPP, with a cash outflow of R$ 1.0 billion, in the context of the asset divestment process. Excluding the effects of this transaction, leverage ended the period at 2.9x.

Adjusted Net Debt/Adjusted Ebitda

* Figures include discontinued operations and are adjusted to exclude equity method results, impairment charges, GSF renegotiation impacts, and PIS/Cofins provisions

In June 2025, the nominal cost of debt was 13.54% per annum, equivalent to 90.88% of the CDI. On December 31, 2024, this cost was 11.96% per annum, corresponding to 98.46% of the CDI.

Debt Composition and Indexation

Amortization - R$ million

Average term: 4.6 years

6

2. Investments

In 2Q25, the investment program amounted to R$ 975.3 million, 90.3% by DisCo and 9.5% by GenCo.

					R$ million
Subsidiary / SPE	Realized		Realized		Forecast
	2Q25	1H25	2Q24	1H24	2025
DisCo[1]	881.1	1,477.7	609.6	1,144.2	2,501.9
Copel Generation and Transmission	92.5	173.3	39.3	73.2	464.1
Generation	25.7	46.3	14.3	25.3	158.9
Hydroelectric	12.0	20.7	9.1	19.4	76.8
Wind	13.6	25.5	5.2	5.9	82.1
Transmission	64.7	113.6	18.1	37.3	221.6
Improvements/Reinforcement[2]	62.5	108.3	17.9	36.6	205.0
Other investments	2.2	5.3	0.2	0.7	16.6
Other GeT projects[3]	2.1	13.4	6.9	10.6	83.6
Holding	1.0	1.2	0.4	1.1	9.1
Copel Commercialization	0.2	0.5	0.1	0.3	4.5
Copel Serviços e outras participações[4]	0.6	0.9	18.0	40.6	49.5
Total	975.3	1,653.5	667.4	1,259.4	3,029.1
[1]Includes the "Transformation" Program made up of the Paraná Trifásico (Paraná Three-Phase), Rede Elétrica Inteligente Smart Grid) and Total Reliability projects.
[2]Includes Facilities Modernization Plan - PMI.
[3]Includes COGT (Generation and Transmission Operations Centre) modernization, Parigot de Souza - GPS HPP modernization and Marumbi and Uirapuru SPEs.
[4]Includes an innovation plan for the energy sector, in line with the investment thesis, Copel's innovation programs and ESG practices.

Of the amount invested in DIS in the quarter, 82.0% was allocated to investments in electrical assets and 18.0% to non-electrical assets and other investments. The funds were allocated mainly under the Paraná Trifásico and Rede Elétrica Inteligente projects, with the aim of modernizing, automating and renewing the distribution network, with standardized technologies for automation equipment. Among the benefits of the projects are the reinforcement of rural networks to reduce disconnections and ensure support for the growth of agribusiness in the state of Paraná, the reduction of costs with O&M and commercial services and the improvement in the control of the indicators of Equivalent Duration of Interruption per Consumer Unit - DEC and Equivalent Frequency of Interruption per Consumer Unit - FEC. The program is made up of pillar projects:

•	Paraná Trifásico (Paraná Three-Phase): covers the construction of approximately 25,000 km of new networks by 2025 and represents the improvement and renovation of rural distribution networks in the company's concession area, with the implementation of a three-phase network and the creation of redundancy in the main rural branches. By late June 2025, 22,996 km of network had been completed.
•	Rede Elétrica Inteligente (Smart Grid): aims to implement a private communication network with standardized technology to serve all the distribution network's automation equipment and advanced metering infrastructure. By late June 2025, 1,519,502 smart meters had already been installed. Phases 1, 2 and 3 of the program identified advances for our operation, with a reduction in man-hours and km traveled, less non-technical losses, improved quality and a reduction in compensation for breaches of quality performance limits.

The investments made at GenCo are mainly aimed at reinforcements and improvements to transmission lines, corresponding to 70.0% of the total invested in the quarter, and operation and maintenance of generation assets, amounting to 27.8%.

7

3. Copel Geração e Transmissão (GenCo) (Consolidated Result)

3.1 Economic and Financial Performance

GenCo reported recurring Ebitda[4] of R$ 761.4 million, 12.6% higher than the R$ 676.3 million recorded in 2Q24.

This result mainly reflects:

(i) the increase of R$ 45.4 million, resulting from the positive effects on transactions carried out in the short-term market, especially the modulation of the hydroelectric generation portfolio in the face of the behavior of the PLD in the South submarket in the period;

(ii) the 17.2% increase in wind power generation (799 GWh, compared to 682 GWh in 2Q24), mainly due to the volume of wind above certification, enabling a lower generation deviation of R$ 18.9 million
(-45.8%), despite the increase in curtailment, which went from 7.6% in 2Q24 to 12.1% in 2Q25;

(iii) the increase of R$ 17.3 million in revenue from Energy Purchase Contracts in the Regulated Environment - CCEAR, essentially due to the start of supply from Jandaíra;

(iv) higher revenue from grid availability, of R$ 16.9 million, mainly due to the incorporation of the Mata de Santa Genebra S.A. - MSG transmission company;

(v) a reduction of R$ 20.1 million in charges for the use of the electricity grid, due to the increased participation of the locational signal in the calculation of TUST;

(vi) the decrease of R$ 10.3 in the cost of PMSO; and

(vii) the negative Ebitda from discontinued operations of R$ 13.8 million present in 2Q24 and not in 2Q25.

The positive effects mentioned above were partially offset by the R$ 70.8 million increase in the cost of electricity purchased for resale, because of the higher PLD between the periods.

					R$ million
Recurring Ebitda	2Q25	2Q24	Δ%	1H25	1H24	Δ%

Ebitda	936.9	748.0	25.2	1,935.0	1,535.8	26.0
(-/+) Partial disposal of assets	(200.6)	-	-	(310.4)		-
(-/+) POS indemnity reversal/provision			-	8.6		-
(-/+) Recurrent Ebitda from discontinued operations UEGA	-	(13.8)	-		(27.4)	-
(-/+) Equity equivalence	(64.9)	(80.1)	(19.0)	(165.3)	(164.4)	0.5
(-/+) Corporate/Regulatory Tra Revenue Difference (See item 3.1.1)	90.0	22.2	306.0	76.6	20.0	283.0
Recurring Ebitda	761.4	676.3	12.6	1,544.5	1,364.0	13.2

[4] Excluding non-recurring items and IFRS effects on transmission contract assets.

PMSO expenses (manageable costs), excluding provisions and reversals, decreased by R$ 10.3 million (-4.5%), mainly explained by: i. a reduction in “Personnel and administrators” costs of R$ 22.4 million, influenced by the departure of 388 employees, mostly under the Voluntary Termination Program (PDV) completed in 2024; ii. lower costs with “Third-party services” (-R$ 3.2 million), mainly related to maintenance of facilities and specialized services in water assets; this result was partially offset by higher costs with the acquisition of iii. “Materials” (+R$ 6.8 million), mainly due to increased maintenance of wind assets; and iv. “Other operating costs and expenses” (+R$ 11.6 million), mainly due to higher lease and rental costs and the Aneel inspection fee.

						R$ million
Manageable Costs	2Q25	2Q24	Δ%	1H25	1H24	Δ%

Staff and administrators	72.6	95.0	(23.6)	156.9	190.8	(17.7)
Social security and assistance plans	17.3	20.4	(15.3)	35.5	41.4	(14.4)
Material	11.4	4.6	149.4	16.1	8.5	88.5
Third-party services	65.4	68.6	(4.7)	133.3	133.5	(0.1)
Other operating costs and expenses*	49.3	37.7	30.8	116.4	95.6	21.7
TOTAL	216.0	226.3	(4.5)	458.2	469.9	(2.5)
*Disregards the effect of the partial sale and swap of assets: (i) R$ 200.6 million in 2Q25; and (ii) R$ 310.4 million in 1H25.

Neutralizing the effects of the provisions relating to the PDV, PPD and PLR, there was a 33.3% reduction in personnel and management costs compared to 2Q24, reflecting the already mentioned reduction in the workforce between the periods, partially offset by the pro rata provision, between October and December, for the 2024 Collective Bargaining Agreement, with a salary adjustment of 4.09% (INPC accumulated over 12 months up to September/2024).

						R$ million
Personnel costs	2Q25	2Q24	Δ%	1H25	1H24	Δ%

Staff and administrators	72.6	95	(23.6)	156.9	190.8	(17.8)
(-/+) Profit sharing, PPD and ILP	(10.4)	(14.6)	(28.8)	(23.3)	(30.2)	(22.8)
(-/+) Provision/Reversal of severance pay	(8.6)	_	_	(8.6)	_	_
TOTAL	53.6	80.4	(33.3)	125	160.6	(22.2)

Recurring Net Income reached R$ 292.5 million in 2Q25, down 19.7% compared to 2Q24. This result mainly reflects the combination of the following effects: i. negative variation in the financial result (-R$ 236.5 million in 2Q25, compared to -R$ 146.4 million in 2Q24), explained by the higher amount of debt and higher CDI (3.3% in 2Q25, compared to 2.6% in 2Q24); ii. higher expenditure on Income Tax and Social Contribution, of R$ 81.9 million, due essentially to the payment of Interest on Own Capital (JCP) to Copel (Holding), which occurred in 2Q24 and not in 2Q25; iii. Higher Ebitda, by R$ 85.1 million, due to the points presented above; iv. Reduction in depreciation, by R$ 28.7 million, due to the renewal of concessions and the reclassification of assets held for sale; and v. Decrease in Others, including equity accounting, by R$ 15.3 million, mainly due to the consolidation of Mata de Santa Genebra - MSG into the portfolio, which ceased to contribute to equity income in the amount of R$ 9,4 million.

8

*Results from discontinued operations and equity income

In the year to date, GenCo recorded Recurring Ebitda of R$ 1,544.5 million, an increase of 13.2% over the same period last year, mainly due to: i. the higher average energy price of GenCo's portfolio in the year; ii. the lower generation deviation in the wind complexes; and iii. the reduction in personnel costs, due to the reduction in the workforce; partially offset by the higher expenditure on electricity purchased for resale.

						R$ million
Main Indicators	2Q25	2Q24	Δ%	1H25	1H24	Δ%

Net Operating Revenue (R$ million)	1,161.4	1,085.4	7.0	2,400.9	2,214.4	8.4
Operating Costs and Expenses (R$ million)	(467.3)	(624.0)	(25.1)	(985.9)	(1,263.1)	(21.9)
Operating Result (R$ million)	522.5	395.1	32.3	1,086.7	802.4	35.4
Net Profit (R$ million)	365.5	365.1	0.1	781.6	641.3	21.9
Recurring Net Profit (R$ million)	292.5	364.1	(19.7)	586.6	654.5	(10.4)
Ebitda (R$ million)	936.9	748.0	25.2	1,935.0	1,535.8	26.0
Recurrent Ebitda (R$ million)	761.4	676.3	12.6	1,544.5	1,364.0	13.2
Operating Margin	45.0%	36.4%	23.6	45.3%	36.2%	24.9
Net Margin	25.2%	33.5%	(24.9)	24.4%	29.6%	(17.3)
Ebitda margin	80.7%	68.9%	17.1	80.6%	69.4%	16.2
Adjusted Ebitda Margin	65.6%	62.3%	5.2	61.4%	61.6%	(0.3)
Investment Program (R$ million)	92.5	39.3	135.4	173.3	73.2	136.7

3.1.1 IFRS effect in the Transmission segment

For the calculation, an adjustment was made considering the effects of the application of ICPC 01/IFRIC 12 on the corporate statements in the transmission segment.

						R$ million
IFRS effect in the Transmission segment	2Q25	2Q24	Δ%	2025	2024	Δ%

(A) Corporate revenue1	196.3	244.8	(19.8)	476.5	508.2	(6.2)
O&M revenue and effective interest	194.5	243.2	(20)	470.3	503.9	(6.7)
Construction revenue and margin	56.0	19.0	195.3	111.1	29.9	272.0
Construction costs	(54.3)	(17.5)	212.2	(104.9)	(25.6)	310.4

(B) Regulatory revenue1	286.2	266.9	7.2	553.1	528.1	4.7

(B-A) Regulatory/Societal Tra Revenue Difference	90.0	22.1	306.4	76.6	20.0	283.7

(+/-) Effects on equity of transmission companies[2]	(30.9)	(34.3)	(9.7)	(90.1)	(82.7)	8.9

IFRS effect in the Transmission segment	59.0	(12.1)	_	(13.5)	(62.7)	(78.5)
1 Net from taxes and charges. 2 Difference between corporate and regulatory profit of jointly owned subsidiaries in the transmission segment, proportional to GenCo's stake in the projects.

3.2 Operational Performance

With a presence in 10 states, GenCo operates a diversified park of hydroelectric and wind power plants, totaling 6,227.0 MW[5] of installed power and 2,696.2 MW of average physical guarantee. In the Transmission segment, Copel has a total network of 9,684 km of transmission lines and 53 basic network substations, considering its shareholdings.

For more information on generation and transmission businesses operating data, see Annex IV.

[5] Does not include HPP Baixo Iguaçu, which is in the process of being sold.

9

3.2.1 Generation

Copel's generation park is made up of 100% renewable operating sources.

GenCo's hydroelectric generation was 49.4% lower in 2Q25 (2,726 GWh, compared to 5,389 GWh in 2Q24), caused by a less favorable hydrological scenario and divestment in Small Hydroelectric Plants and the Colíder HPP. In wind farms, generation was 17.2% higher in 2Q25 (799 GWh, compared to 682 GWh in 2Q24), despite the increase in curtailment in 2Q25 (12.1%, compared to 7.6% in 2Q24) and the unavailability of some machines. In the year to date, the total generation of the company's portfolio was 41.9% lower (3,525 GWh in 1H25, compared to 6,071 GWh in 1H24).

3.2.2 Energy sold

In the 2nd quarter of 2025, GenCo recorded 3,708 GWh of electricity sold from hydroelectric sources, a reduction of 8.2%, mainly due to divestments in the SHPs and HPP Colíder. Consequently, this led to an increase in the amount of energy purchased on the short-term market (MCP). The energy sold does not consider the generation allocated to the Energy Reallocation Mechanism (MRE), which fell by 85.6% in the quarter (220 GWh, compared to 1,527 GWh in 2Q24), reflecting the hydrological conditions in the period.

For wind farms, the total electricity sold was 1,177 GWh, an increase of 11.7%, mainly due to the increase in sales under bilateral contracts and energy sold in the regulated environment (CCEARs), due to the start of supply at the Jandaíra Complex[6].

7[6]

Jandaíra I, II, III and IV wind farms (30th LEN - CCEAR 2025 - 2044).

10

GSF and PLD

3.2.3 Transmission

Copel has more than 9,600 km of transmission lines in eight Brazilian states, including its own assets and those in partnership with other companies. In addition to building, maintaining and operating its own extensive energy transmission network, Copel provides services for projects run by other concessionaires. The Transmission projects are listed in Annex IV, including the projects of GenCo, SPEs Costa Oeste, Marumbi, Uirapuru Transmissora and MSG (100% GenCo), as well as the 6 SPEs in which GenCo has a stake.

RBSE

Below is a description of the flow of the portion of the Revenue relating to the Basic Network of the Existing System - RBSE[7] for the next few cycles. It is important to note that the data may be altered in the future due to tariff revision processes and/or revision of the parameters used to compose these revenues by the regulatory body. The figures below include the revision in the methodology for calculating the financial component, established by Aneel’s homologating resolution no. 3,467/2025, with a negative impact of R$ 115.1 million, and have been adjusted annually by the IPCA, according to Aneel’s homologating resolution no. 3,481/2025.

Note:

Economic component: future values based on the 2025-2026 cycle (according to REH no. 3,481/2025)

Financial component: values published in REH no. 3,467/2025

RAP values up to the 2027-2028 cycle projected based on the values in REH no. 3,467/2025.

[7] Refers to concession contract 060/2001, which represents 36.6% of GenCo's annual allowed revenue (RAP) and proportional shares.

11

4. Copel Distribuição - DisCo

4.1 Economic and Financial Performance

DisCo reported recurring Ebitda of R$ 569.3 million in 2Q25, up 0.6%, mainly due to the June 2024 tariff adjustment, with an average increase of 2.7% in TUSD, partially offset by a 2.6% decline in the billed wire market. The following also contributed to the result:

(i)	a R$ 53.0 million increase in DisCo's supply revenue, with a 2.0% growth in consumed energy;
(ii)	a R$ 21.7 million increase in other revenues, mainly from infrastructure sharing rentals and contractual fines;
(iii)	a R$ 18.6 million reduction in PMSO, due to the dismissal of 1,026 employees, mostly under the Voluntary Dismissal Program concluded in 2024, partially offset by an increase in third-party service costs.

These results were partially offset by an increase of R$ 18.4 million in provisions and reversals due to an increase of R$ 12.1 million in Estimated Losses on Doubtful Accounts - PECLD, mainly related to defaults in the low voltage group, and an increase of R$ 6.3 million in litigation, especially due to legal proceedings.

For the year to date, recurring Ebitda reached R$ 1,262.2 million, an increase of 6.7%.

						R$ million
Recurring Ebitda	2Q25	2Q24	∆%	1H25	1H24	∆%

Ebitda	581.0	579.4	0.3	1,285.7	1.215,2	5.8
(-/+) POS indemnity reversal/provision	-	-	-	12.2	-	-
(-/+) NRV	(11.7)	(13.3)	(12.0)	(35.7)	(32,3)	10.5
Recurring Ebitda	569.3	566.1	0.6	1,262.2	1.182,9	6.7

Expenses with manageable costs (PMSO), excluding provisions and reversals, fell R$ 18.6 million (-4.0%) compared to 2Q24, mainly because of the reduction: i. of R$ 32.0 million (-28.4%) in the cost of personnel, administrators, social security and assistance; ii. of R$ 11.3 million (-17.9%) in other costs and expenses, essentially due to the recovery of taxes, in the amount of R$ 8.3 million, and a reduction of R$ 6.5 million in indemnities, mainly administrative reimbursements; and iii. of R$ 6.5 million (-38.7%) in materials expenses, basically from stock clearance and control and a reduction in fuel, parts and equipment costs for the company's fleet.

These effects were partially offset by an increase of R$ 31.2 million (+18.4%) in third-party service costs, due to a greater number of contracts and demands, mainly for maintenance services for the electricity system (+R$ 23.7 million) and cleaning of the right-of-way (+R$ 2.0 million), as well as an increase of R$ 4.7 million in losses on the decommissioning of assets, due to the investment program, mainly with the Smart Grid project.

In the year to date, manageable costs increased by 0.5%, mainly due to the growth in third-party service costs in 2t.

						R$ million
Manageable Costs	2Q25	2Q24	∆%	1H25	1H24	∆%
Staff and administrators	141.8	168.4	(15.8)	284.2	348.2	(18.4)
Social security and assistance plans	37.7	43.1	(12.5)	77.5	88.0	(11.9)
Material	10.2	16.7	(38.9)	28.0	30.6	(8.5)
Third-party services	200.8	169.6	18.4	401.5	331.3	21.2
Other operating costs and expenses[1]	51.8	63.1	(17.9)	92.9	81.2	14.4
TOTAL	442.2	460.8	(4.0)	884.0	879.3	0.5
[1]Considers losses on the decommissioning of assets in the amount of R$ 33.9 million in 2Q25.

Disregarding the effects of the provisions for the Voluntary Dismissal Program (PDV), performance bonuses (PPD) and profit sharing (PLR), personnel costs fell by 21.9%, mainly reflecting the decrease in salaries, charges and expenses with the social security and assistance plans, as a result of the reduction of 1,026 employees in the company's own staff, mainly due to the PDV, as previously mentioned, partially offset by the provision pro rata, between October and December, of the 2024 Collective Bargaining Agreement, with a salary adjustment of 4.09% (INPC accumulated over 12 months until September 2024).

					R$ million
Personnel costs	2Q25	2Q24	∆%	1H25	1H24	∆%
Staff and administrators	141.8	168.4	(15.8)	284.2	348.2	(18.4)
(-/+) Profit sharing, PPD and ILP	(30.4)	(25.7)	18.3	(57.3)	(73.7)	(22.3)
(-/+) Provision/Reversal of POS indemnity	-	-	-	(12.2)	-	-
TOTAL	111.4	142.7	(21.9)	214.7	274.5	(21.8)

Also noteworthy in 2Q25:

•	the R$ 32.9 million increase in depreciation and amortization, due to the larger asset base caused by the investment program carried out over the last 12 months;
•	the reduction of R$ 61.4 million in the financial result, mainly due to the increase in expenses with charges and monetary variation, due to the increase in debt and the CDI (Copel's main debt indexer) in a higher interest rate environment; and
•	the decrease in income tax and social contribution, basically due to lower financial results and higher depreciation, which reduced the tax base.

DisCo' Recurring Net Income in 2Q25 was R$ 145.2 million (27.7% lower than in 2Q24), impacted especially by the drop in the billed wire market and by the New Replacement Value (NRV), in addition to the highlights above.

Below are DisCo's main indicators:

12

						R$ million
Main Indicators	2Q25	2Q24	∆%	1H25	1H24	∆%
Net Operating Revenue (R$ million)	4,556.2	4,152.7	9.7	8,860.9	8,203,7	8.0
Operating Costs and Expenses (R$ million)	(4,147.9)	(3,713.2)	11.7	(7,915.6)	(7,269.9)	8.9
Operating Result (R$ million)	211.5	304.3	(30.5)	556.2	655.3	(15.1)
Net Profit (R$ million)	153.0	207.9	(26.4)	385.4	449.8	(14.3)
Recurring net profit (R$ million)	149.0	203.4	(26.7)	377.4	438.8	(14.0)
Ebitda (R$ million)	581.0	579.4	0.3	1,285.7	1,215.2	5.8
Recurrent Ebitda (R$ million)	569.3	566.1	0.6	1.262.2	1,182.9	6.7
Operating Margin	4.6%	7.3%	(37.0)	6.3%	8.0%	(21.3)
Net Margin	3.4%	5.0%	(32.0)	4.3%	5.5%	(21.8)
Ebitda margin	12.8%	14.0%	(8.6)	14.5%	14.8%	(2.0)
Adjusted Ebitda margin without NRV	12.5%	13.6%	(8.1)	14.2%	14.4%	(1.4)
Investment Program (R$ million)	881.1	609.6	0.4	1,477.7	1,144.2	0.3

4.1.1 Regulatory Efficiency

DisCo recorded a Recurring Ebitda of R$ 2,670.5 million in the last 12 months, plus NRV, equivalent to an efficiency of R$ 800.8 million, 42.8% above the Regulatory Ebitda. The table below shows the reconciliation of Recurring Ebitda (LTM):

			R$ million
	Jun-23	Jun-24	Jun-25
Reported Ebitda (LTM)	1,793.7	1,983.9	2,576.1
(-/+) Provision/Reversal of POS indemnity	(0.2)	397.3	25.5
(-/+) Overcontracting	90.7	-	-
Recurrent LTM Ebitda	1,884.2	2,381.2	2,670.5

Recurring Ebitda efficiency in the last 12 months

R$ mm

Note: Regulatory Ebitda is calculated based on the WACC values on the Remuneration Base + Special Obligations + PLPT/RGR, and QRR published in ANEEL's Technical Notes on the events of the Tariff Review or Adjustment.

4.2 Operational Performance

4.2.1 Grid Market (TUSD)

In the second quarter of 2025, electricity consumption in DisCo's grid market fell by 0.7% compared to the same period last year. This decline was mainly influenced by the milder temperatures observed throughout the period, which reduced demand for energy in the residential and commercial sectors. On the other hand, the industrial sector showed a positive performance, helping to mitigate the downturn in total consumption and showing the resilience of economic activity in Copel's concession area. The billed wire market, which considers energy compensated by Mini and Micro Distributed Generation (MMGD), fell by 2.6% in 2Q25 and 0.9% year-to-date.

4.2.2 Captive Market

The captive market recorded a 10.2% drop in electricity consumption in 2Q25 compared to the same period last year, mainly influenced by the milder temperatures which had a negative impact in the residential sector, and a 6.2% drop year-to-date. The billed captive market, which includes MMGD compensated energy, fell by 14.9% in 2Q25 and by 10.9% in the year to date.

4.2.3 Operational data

DisCo has a concession in force until 07.07.2045, whose service quality criteria (Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit - FEC) are defined by Aneel.

Despite the severe weather events in the state of Paraná in recent months, the company has acted in a timely manner to re-establish the power supply and prevent vegetation on the network, which has contributed to maintaining the quality-of-service indices within the regulatory limits.

For DEC, the result for the last 12 months as of June 2025 was 7.49 hours, while for FEC, the result for the same period was 4.94 interruptions, both within the established regulatory limit.

13

Losses - Distribution losses can be defined as the difference between the electricity acquired by distributors and that billed to their consumers and are segmented as Technical and Non-Technical. Technical Losses are inherent to the activity of electricity distribution and Non-Technical Losses originate mainly from theft (clandestine connection, direct detour from the network), fraud (meter tampering or detour), reading, measurement and billing errors. At the end of June 2025, Technical Losses in the last 12 months were 2,291 GWh, compared to 2,230 GWh in the same period last year, and Non-Technical Losses were 716 GWh, compared to 874 GWh in the same period last year. Total losses over the last 12 months amounted to 3,007 GWh.

GWh - 12 Months	Jun-21	Jun-22	Jun-23	Jun-24	Jun-25*
Injected Energy	33,996	35,063	35,459	38,545	39,591
Distribution losses	2,693	2,694	2,697	3,104	3,007
Technical losses	2,056	2,029	2,052	2,230	2,291
Non-technical losses	637	665	645	874	716

*As established by the result of CP 09/2024 (DSP No. 1,220/2025)

Non-Technical Losses, calculated as the difference between total losses and technical losses, are largely associated with the concessionaire's management and the socio-economic characteristics of the concession areas. To this end, Copel maintains a Program to Combat Non-Technical Losses, through the following actions, among others:

•	use of smart meter alarms to improve the performance of selected targets;
•	improving actions to combat irregular procedures, improving the performance of targeted inspections;
•	investments in the provision and/or acquisition of inspection equipment;
•	preparing and carrying out specific training and retraining related to commercial losses;
•	carrying out inspections on both medium and low voltage;
•	educational notices in the press and messages on electricity bills;
•	joint operations with the Civil Police and the Public Prosecutor's Office; and
•	the opening of police investigations in regions where significant numbers of irregular procedures have been found.

The tariff transfer of efficient levels of losses is provided for in the concession contracts and these losses are included in energy purchase costs up to the regulatory limit stipulated by Aneel. DisCo has remained within the regulatory limits in recent tariff processes and in June 2025, total losses were 0.55% below the regulatory limit, influenced by the revision of targets resulting from the effects of CP 09/24.

14

5. Copel Comercialização S.A. - TradeCo

5.1 Economic and Financial Performance

TradeCo reported recurring Ebitda of R$ 18.3 million in 2Q25, down 47.5% on the figure of R$ 34.9 million in 2Q24, mainly due to a reduction in the sales margin of approximately R$ 15.3 million.

The main adjustment in the quarter was the fair value of the energy purchase and sale contracts (mark-to-market), calculated as the difference between the contracted price and the future market price estimated by the company - which was positive by R$ 61.2 million in 2Q25 compared to a negative R$ 31 million in 2Q24, influenced mainly by the negative mark-to-market in the period, plus the change in the profile of the base contracts, the reduction in the NTN-B discount rate in the long term and the spread reduction in the Northeast submarket.

					R$ million
Recurring Ebitda	2Q25	2Q24	∆%	1H25	1H24	∆%

Ebitda	79.5	3.8	1,977.1	107.4	21.6	396.0
(-/+) Fair value on the purchase and sale of energy	(61.2)	31.0	(297.4)	(67.9)	43.9	(254.7)
Recurrent Ebitda	18.3	34.9	(47.5)	39.5	65.5	(39.8)

Manageable costs, excluding provisions and reversals, increased by 40.2% in 2Q25, essentially influenced by the increase of around R$ 2.1 million in Other Operating Costs and Expenses, due to the costs of software rental, compulsory association contributions and renewable energy certification with the Energy Trading Chamber - CCEE, and an increase of R$ 1.2 million in personnel costs, partially offset by the reduction in third-party services costs, especially due to the end of communication and data processing contracts.

					R$ thousand
Manageable Costs	2Q25	2Q24	∆%	1H25	1H24	∆%

Staff and administrators	5,183	3,895	33.1	8,836	7,561	16.9
Social security and assistance plans	435	441	(1.5)	873	892	(2.3)
Material	(52)	17	(407.4)	108	34	214.8
Third-party services	959	1,661	(42.2)	2,007	2,406	(16.6)
Other operating costs and expenses	2,464	397	(0.1)	3,791	2,563	47.8
TOTAL	8,989	6,411	40.2	15,615	13,457	16.0

The personnel and administrators account, excluding the effects of the Voluntary Dismissal Program (PDV), performance bonuses (PPD) and profit sharing (PLR), increased by 17.6% in 2Q25, mainly due to the increase in the workforce as a result of the continuity of the TradeCo’s restructuring process.

						R$ thousand
Personnel costs	2Q25	2Q24	∆%	1H25	1H24	∆%
Staff and administrators	5,183	3,895	33.1	8,836	7,561	16.9
(-/+) Profit sharing and PPD	(1,592)	(676)	135.5	(2,113)	(1,277)	65.5
(-/+) Provision/Reversal of POS indemnity	(5)	(169)	(97.0)	-	(5,397)	-
TOTAL	3,586	3,050	17.6	6,724	888	657.5

TradeCo posted recurring net income of R$ 17.5 million in 2Q25, down 41.1% on 2Q24, basically due to the operating performance already reported and the R$ 8.9 million drop in the financial result (down 13.9% on 2Q24), partially offset by the R$ 5.8 million decrease in recurring taxes due to the lower sales margin.

In the year to date, recurring net income was R$ 43.8 million, 31.8% lower than in the same period in 2024, also due to the lower sales margin (-200%) and the negative variation of 254.7% in the mark-to-market.

						R$ million
Main indicators	2Q25	2Q24	∆%	1H25	1H24	∆%
Net Operating Revenue (R$ million)	1,131.2	829.3	36.4	2,087.5	1.689,0	23.6
Operating Costs and Expenses (R$ million)	(1,052.2)	(825.9)	27.4	(1,981.0)	(1,668.2)	18.7
Operating Result (R$ million)	88.0	13.7	540.4	126.1	40.1	214.6
Net Profit (R$ million)	57.9	9.2	528.8	83.0	26.8	210.2
Recurring Net Profit (R$ million)	17.5	29.7	(41.1)	43.8	64.3	(31.8)
Ebitda (R$ million)	79.5	3.8	1,977.1	107.4	21.6	396.0
Recurrent Ebitda (R$ million)	18.3	34.8	(47.4)	39.5	65.5	(39.8)
Operating margin	7.8%	1.7%	369.5	6.0%	2.4%	154.6
Net Margin	5.1%	1.1%	361.0	4.0%	1.6%	151.0
Ebitda margin	7.0%	0.5%	1,422.8	5.1%	1.3%	301.3
Investment Program (R$ million)	0.2	0.1	-	0.5	0.3	(68.8)

5.2 Operational Performance

In the second quarter, the MWm sold for the five-year horizon fell by 7.6% compared to 2Q24 for the 2025-2029 period, especially because of a reduction in the sale of energy to free consumers (-5.5%).

15

Energy sold grew by 21.0% in 2Q25 compared to the same period in 2024, especially because of increased sales to traders under bilateral contracts (+36.0%). The graph shows TradeCo's evolution in terms of GWh sold, showing growth of 4.4%/year over the last 4 years.

∆% 2Q24/2Q25:	21,0%

16

6. ESG performance

6.1 ESG in Copel's strategy

Copel incorporates ESG (Environmental, Social and Governance) principles into its corporate strategy, basing its actions on the material issues identified through consultation with stakeholders, and on the guidelines established by the Sustainability Policy. Integrity is a transversal value that guides all the company's practices, reinforcing its commitment to ethics, transparency and compliance. This approach is complemented by voluntary commitments aligned with the Global Compact Principles and the UN Sustainable Development Goals (Agenda 2030).

Copel's priority SDGs

ESG in Copel's strategy aims to promote a systemic and broad culture of sustainability, originating with stakeholders, and the material themes guide programs and initiatives that generate shared value, minimize risks and enhance opportunities.

On the environmental side, decarbonization, climate adaptation and resilience, biodiversity and eco-efficiency are drivers for projects and initiatives, such as the Carbon Neutrality Plan, through which the company adopts measures to neutralize its direct carbon emissions by 2030. Copel invests in 100% renewable energy, researches alternative sources and reduces greenhouse gas emissions, reinforcing its commitment to combating climate change.

In the social field, the People pillar is central, with a focus on employee health and safety, human rights and diversity. Copel values the promotion of a healthy working environment, with a goal of zero fatal accidents, acting in a fair and inclusive way with employees and stakeholders, as well as strengthening engagement with communities.

In terms of governance, Copel adopts a structured and transparent approach, with emphasis on the Integrity Program, which is based on the Code of Conduct and aligned with the principles of the Global Compact. The program develops actions aimed at risk prevention, the promotion of an ethical culture and the continuous engagement of employees. The company also maintains robust risk management and internal controls, ensuring compliance with rules and regulations and strengthening governance at all organizational levels.

ESG performance is continuously monitored by external indicators and evaluations, such as [B]³'s ISE, S&P Global's CSA and CDP.

In this way, Copel integrates its strategy across the board, committed to sustainable development, generating value for society and strengthening corporate governance.

6.2 Recent highlights

•	Corporate Sustainability Index (ISE [B]³): In 2025, Copel remains part of the portfolio of the Corporate Sustainability Index (ISE [B]³), of Brasil, Bolsa, Balcão, the Brazilian stock exchange. The ISE is an exclusive list of companies committed to sustainable development.
•	Recognition in the Sustainability Yearbook 2025: Copel was included for the first time in the Sustainability Yearbook 2025, one of the most prestigious global corporate sustainability rankings. Prepared by S&P Global, the yearbook highlights companies with the best environmental, social and governance (ESG) practices.
•	[B]³’s Carbon Efficient Index (ICO2): Once again, the company has been recognized as a benchmark in sustainability by being included in the [B]³’s Carbon Efficient Index (ICO2) portfolio. This recognition reinforces the company's position among the most efficient in managing greenhouse gas (GHG) emissions and solidifies its leadership in the Brazilian electricity sector, consolidating its commitment to the transition to a low-carbon economy.
•	Carbon Clean 200: Copel stands out among the most sustainable companies in the world in the Carbon Clean 200 ranking, which brings together the 200 publicly traded companies with the highest revenue from clean sources. The company ranks 96th globally and is one of only eight Brazilian companies listed.
•	Best of ESG Award: The company received the Best of ESG award in the Energy category, organized by Exame magazine. The recognition highlights sustainable and responsible practices, considering sectoral criteria and socio-environmental impacts.
•	Solidarity Seal: Copel received the Solidarity Seal from the Government of Paraná in recognition of its social impact actions for the benefit of the population of Paraná. Established in 2023, the seal aims to encourage companies and organizations to promote social development throughout Paraná. The honor highlighted three programs: Aluno Energia, Iluminando Gerações and Cultivar Energia. With a history marked by pioneering social and environmental practices, the company reaffirms its commitment to social responsibility and sustainable development.
•	Migration to B3's Novo Mercado: Copel's management proposed the migration to Novo Mercado, B3's highest level of corporate governance, with the aim of raising Copel's standards even further, in line with the best market practices.
•	Publication of the Integrated Report: Copel published the 2024 Integrated Report, which details its ESG actions and highlights its commitment to sustainable and responsible practices, reaffirming its dedication to caring for the environment, social responsibility and corporate governance. The report, prepared in accordance with the best international transparency and governance practices, follows the standards of the Global Reporting Initiative (GRI) international standard and is an essential reference for stakeholders, serving as a basis for external evaluations that analyze the performance of companies in terms of sustainability.

17

6.3 Indicators

Regarding the scope 1 GHG indicator (tCO2), the data refers to direct greenhouse gas emissions from Copel's operations (thermal power plant, fleet, soil change and fugitive emissions). The 2024 data was verified by third parties. GHG emissions are calculated every six months.

Environmental Indicator	Achieved
	2023	2024	Δ%	1Q25	2Q25	Δ%
Renewable sources (% Installed Capacity)	94.06	94.07	-	100.00	100.00	-
Renewable sources (% of energy generated)	99.86	99.97	0.1	100.00	100.00	-
Scope 1 GHG emissions (tCO2)¹	81,690.3	17,318.0	(78.8)	-	-	-
Scope 2 GHG emissions (tCO2)²	148,798.7	229,169.5	-	-	-	-
¹Scope 1 refers to direct greenhouse gas emissions from Copel's operations (thermal power plant, fleet, soil change and fugitive emissions) - data for 2024 was verified by a third party. GHG emissions are calculated every six months.
²Scope 2 refers to indirect greenhouse gas emissions from Copel's operations (electricity consumption and loss) - GHG emissions are calculated every six months.

Social Indicator	Achieved
	2023	2024	Δ%	1Q25	2Q25	Δ%
Women at Copel (% Own Employees)	21.7	21.9	1.1	22.3	22.1	(0.9)
Women at Copel (% of third-party employees)	11.7	14.0	19.4	16.0	16.6	3.8
Accident Frequency Rate - TFIFR (% Own Employees)	1.4	2.0	40.7	1.6	1.3	(22.1)
Accident Frequency Rate - TFIFR (% Third Party Employees)	4.9	3.9	(20.4)	4.2	3.0	(28.0)
TFIFR: Lost-time injury frequency rate. This rate represents, in relation to one million man-hours of exposure to risk, the number of contractors involved in accidents with time off work or fatal cases during the period in question.
ABNT - NBR 14280: 2001

Governance Indicator	Realized
	2023	2024	Δ%	1Q25	2Q25	Δ%
Women in leadership positions (%)	21.8	22.1	1.4	22.6	20.3	(10.2)
Women on the Board of Directors (%)	11.1	11.1	-	11.1	11.1	-
Independent directors (%)	88.8	88.8	-	88.8	88.8	-
Complaints Resolved by the Complaints Channel (%)*	82.7	82.0	(0.8)	51.0	66.0	29.4
*The indicator considers the completion of investigations in the period analyzed/year, the Company analyzes 100% of the complaints received.

6.4 Evaluations, Ratings and Indexes

Index
Ranking	82.47% 19th position	CSA Score 70	B	Yes	Medium Risk	A
Reference Year	2025	2024	2024	2024	2023	2024

18

7. Other highlights

Optimal Capital Structure and New Dividend Policy

On May 8, 2025, the Company approved the Optimal Capital Structure and the New Dividend Policy, reinforcing the balanced and sustainable distribution of profits, valuing the return to shareholders, financial solidity, liquidity and investment opportunities.

The Optimal Capital Structure considers financial leverage to be 2.8x, measured by net debt/Ebitda, with a tolerance of 0.3X more (3.1x) or less (2.5x), if there is convergence within 24 months to the center of the range (2.8X).

The New Dividend Policy will provide more transparency and predictability in the financial flow to shareholders, establishing that the annual amount of dividends will consider financial parameters defined at the end of each fiscal year, in line with the capital structure guidelines, a minimum of 75% of Net Income and a minimum payment frequency of twice a year.

For more information, access the Dividend Policy.

Fitch Reaffirms 'AAA(bra)' Rating for Copel and its Subsidiaries

On May 19, 2025, the rating agency Fitch Ratings reaffirmed the 'AAA (bra)' Long-Term rating of Copel and its wholly owned subsidiaries GenCo, DisCo and Copel Serviços, the highest possible on Fitch's scale. At the same time, the perspective for the corporate ratings was maintained stable. The company's solid business profile, with important and profitable energy generation, transmission and distribution assets, which contribute to diluting operational and regulatory risks, stand out as relevant points in the rating.

Copel Innovation Week

Copel Innovation Week took place from May 19 to 21, 2025, an event that promotes a culture of innovation as a driver of transformation at the company. The initiative featured panels and lectures by experts from the national market in innovation and digital transformation and is committed to collaborative innovation, connecting employees, startups, companies and universities in the co-creation of solutions focused on strategic themes such as digitalization, artificial intelligence and process automation. During the event, the Copel Innovation Challenge was launched, seeking solutions aimed at efficiency and cost reduction using artificial intelligence and new technologies. The challenge is part of Copel Beyond, our largest digital transformation program, with a focus on efficiency, digitalization and productivity.

Closing of the Asset Swap with Eletrobras

On May 30, 2025, GenCo concluded the asset swap with Eletrobras, consolidating in its portfolio its entire holdings in the Mauá Hydroelectric Power Plant and the MSG transmission company, while fully transferring its stake in the Colíder Hydroelectric Power Plant to Eletrobras. The operation involved a cash payment of R$ 196.6 million to Eletrobras, with a total disbursement value of R$ 365.0 million, initially stipulated in the terms of the operation. The action reinforces Copel's strategy of optimizing assets and generating value for shareholders.

For more information, access Material Fact 03/25.

Copel's CEO recognized as Value Executive 2025 in the Energy Category

On June 16, 2025, Daniel Pimentel Slaviero, the Company's CEO, received the award for Value Executive 2025 in the Energy category, an award promoted by the Valor Econômico newspaper. This recognition reinforces the importance of Copel's strategic transformation, highlighting its consistent leadership and commitment to excellence. The award reflects the merit of the company's CEO and the collective effort of its employees.

DisCo's tariff adjustment

On June 24, 2025, DisCo's new tariff composition was applied, with an adjustment approved by the National Electric Energy Agency - Aneel, whose average effect to be perceived by consumers was 2.02%.

For more information, access Notice to the Market 13/25.

Adjustment of Annual Permitted Revenues for the 2025-2026 Cycle

Through the Homologation Resolution No. 3,481/2025, Aneel established the Annual Permitted Revenues (APRs) for electricity transmission assets for the 2025-2026 cycle, effective as of July 1, 2025. According to Technical Note no. 141/2025, the APR for GenCo and its stakes will be R$ 1,811.2 million, an increase of 13.6%, already considering 100% of the stake in MSG and the effects of the reduction in the financial component of RBSE. Disregarding the acquisition of 49.9% of MSG's stake, the increase would be 3.0%.

For more information, access Notice to the Market 14/25.

Closing of Small Asset Divestments

On June 10, 2025, the Company closed the Cavernoso I and II SHPs, with an installed capacity of 20.3 MW, receiving R$ 124.5 million (27.0% of the total transaction), after fulfilling all the conditions precedent relating to the assets involved in the operation. With this, the company completed 83.0% of the total divestment of the assets that make up the transaction (Blocks 1 and 2), presented in the teaser, and which correspond to 98.7 MW of installed capacity.

The value of the divestment of UTE Figueira (Block 3) will be received in accordance with the usual conditions precedent established in the Share Purchase Agreement (CCVA).

In line with Copel's strategy of concentrating its efforts on larger assets, the purpose of the divestment was to bring operational efficiency gains to GenCo's portfolio and to optimize the company's capital allocation, as well as to allow the redeployment of trained professionals to more relevant assets.

Migration to [B]³'s Novo Mercado

The Board of Directors – CAD approved the proposal for the Company's migration to the Novo Mercado, a special listing segment of [B]³ S.A. – Brazil, Stock Exchange, Over-the-Counter Market, in accordance with per Material Facts 04/25 and 06/25 and the Management Proposal filed with the CVM. The implementation of the migration is subject to approval at an Extraordinary General Meeting (EGM), ratification of the conversion of preferred shares into common shares at a special meeting of preferred shareholders, consent from creditors whose financial instruments foresee early maturity of the Company's or its subsidiaries' debts, and the admission of the Company's shares for trading in the Novo Mercado.

19

The EGM, originally convened to deliberate on the matter on August 04, 2025, was postponed for 15 days following a request from the CVM, formalized via official correspondence sent to Copel and disclosed in Material Fact 07/25.

Copel awarded for innovation in Operational Cybersecurity

Copel was recognized at the UTCAL Summit 2025 for the project to modernize the operational network of its substations, with a focus on cybersecurity and reliability in data communication between energy generation, transmission and distribution. The initiative covers around 430 substations in Paraná and is currently being implemented, with completion scheduled for 2025. With an estimated investment of R$ 120 million, the new OT (+Trusted +Protected +Integrated) network, unprecedented in the Brazilian electricity sector, includes the installation of equipment such as routers, firewalls, sensors and vulnerability detection tools, integrated into the security operations center.

The initiative is expected to generate estimated annual savings of R$ 24 million, strengthen protection against cyber-attacks and promote advances in service quality, asset management and operational efficiency.

Copel awarded by Aneel for excellence in the Ombudsman's Office

On June 25, 2025, for the third consecutive year, Copel won first place in the Aneel Ombudsman Award in the category of distributors with more than one million customers. The award, held during the 22nd National Meeting of Electricity Sector Ombudsmen, recognizes companies with the best complaint resolution rates, speed of response and service structure. Since the award began in 2017, Copel has won five times. The recognition reinforces Copel's commitment to customer experience and satisfaction.

10th Issue of DisCo Debentures

On July 15, 2025, DisCo carried out its 10th issuance of simple debentures, in three series, not convertible into shares, totaling R$ 3,000,000, with Copel Holding acting as the intervening guarantor. The 1st series matures on July 15, 2030 and offers remuneration of CDI + 0.43%, the 2nd series matures on July 15, 2032 with remuneration of CDI + 0.58%, and the 3rd series matures on July 15, 2037 with remuneration of IPCA + 6.9543%. The funds will be used for future payments related to investments or reimbursement of investments in the improvement, renewal, reinforcement, or expansion of electricity distribution assets.

Disclaimer

Information contained in this document may include future considerations and reflects management's current perception and perspectives on the evolution of the macroeconomic environment, industry conditions, the Company's performance and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this document that do not describe historical facts, such as information regarding the declaration of dividend payments, the future direction of operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the financial condition, liquidity or results of operations are forward-looking statements of significance under the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There can be no assurance that such results will occur. The statements are based on various factors and expectations, including economic and market conditions, industry competitiveness and operational factors. Any changes in such expectations and factors could cause actual results to differ materially from current expectations.

Investor Relations

ri@copel.com

Telephone: (41) 3331-4011

20

RESULTS

2Q25

List of Exhibits

COPEL

Pura Energia

I CONSOLIDATED RESULTS

- INCOME STATEMENT
- BALANCE SHEET
- CASH FLOW
- EBITDA AND FINANCIAL RESULT
- EQUITY IN EARNINGS OF SUBSIDIARIES
- SHARE CAPITAL

II RESULT BY SUBSIDIARY

- COPEL GET INCOME STATEMENT
- COPEL DIS INCOME STATEMENT
- COPEL DIS REVENUE
- COPEL COM INCOME STATEMENT
- INCOME STATEMENT BY COMPANY QUARTER
- INCOME STATEMENT BY COMPANY ACCUMULATED
- ASSETS BY COMPANY
- LIABILITIES BY COMPANY

III ENERGY MARKET

- DIS AND TOTAL MARKET
- ENERGY FLOW
- ENERGY FLOW (2)
- TARIFFS
- ELECTRICITY PURCHASED AND CHARGES
- ENERGY BALANCE
- WIND POWER PRICES

IV OPERATIONAL DATA

- INDICATORS SUMMARY
- GENERATION
- GENERATION - INTEREST
- TRANSMISSION
- DISTRIBUTION

21

Exhibit I - CONSOLIDATED RESULTS > INCOME STATEMENT
						R$ '000
Income Statement	2Q25	2Q24	Δ%	1H25	1H24	Δ%
OPERATING REVENUES	6,225,154	5,479,266	13.6	12,117,240	10,896,264	11.2
Electricity sales to final customers	1,912,016	2,079,469	(8.1)	4,104,115	4,284,934	(4.2)
Electricity sales to distributors	1,140,733	726,606	57.0	2,115,673	1,466,836	44.2
Use of the main distribution and transmission grid	1,531,656	1,667,928	(8.2)	3,459,679	3,473,212	(0.4)
Construction revenue	842,770	674,322	25.0	1,482,460	1,247,969	18.8
Fair value of assets from the indemnity for the concession	11,726	13,307	(11.9)	35,742	32,277	10.7
Result of Sectorial financial assets and liabilities	577,183	199,893	188.7	562,727	145,476	286.8
Other operating revenues	209,070	117,741	77.6	356,844	245,560	45.3
OPERATING COSTS AND EXPENSES	(5,067,863)	(4,611,582)	9.9	(9,678,833)	(9,075,134)	6.7
Electricity purchased for resale	(2,563,409)	(2,012,934)	27.3	(4,815,762)	(3,986,401)	20.8
Charge of the main distribution and transmission grid	(710,578)	(760,284)	(6.5)	(1,393,101)	(1,508,358)	(7.6)
Personnel and management	(242,352)	(284,823)	(14.9)	(491,574)	(578,696)	(15.1)
Pension and healthcare plans	(58,015)	(66,721)	(13.0)	(118,952)	(135,697)	(12.3)
Materials and supplies	(21,913)	(21,691)	1.0	(44,914)	(40,143)	11.9
Materials and supplies for power eletricity	-	-	-	-	(936)	-
Third-party services	(278,689)	(253,965)	9.7	(561,010)	(498,066)	12.6
Depreciation and amortization	(361,211)	(356,155)	1.4	(716,231)	(720,783)	(0.6)
Provisions and reversals	(83,934)	(73,555)	14.1	(154,445)	(159,576)	(3.2)
Construction cost	(840,991)	(672,725)	25.0	(1,476,182)	(1,243,649)	18.7
Other cost and expenses	93,229	(108,729)	(185.7)	93,338	(202,829)	(146.0)
EQUITY IN EARNINGS OF SUBSIDIARIES	64,256	80,545	(20.2)	164,672	162,188	1.5
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,221,547	948,229	28.8	2,603,079	1,983,318	31.2
FINANCIAL RESULTS	(401,861)	(289,685)	38.7	(848,386)	(557,859)	52.1
Financial income	375,312	274,376	36.8	672,952	526,037	27.9
Financial expenses	(777,173)	(564,061)	37.8	(1,521,338)	(1,083,896)	40.4
OPERATIONAL EXPENSES/ INCOME	819,686	658,544	24.5	1,754,693	1,425,459	23.1
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(246,122)	(195,479)	25.9	(516,462)	(430,204)	20.1
Income tax and social contribution on profit	76,677	4,229	1,713.1	(152,305)	(142,437)	6.9
Deferred income tax and social contribution on profit	(322,799)	(199,708)	61.6	(364,157)	(287,767)	26.5
NET INCOME continuing operations	573,564	463,065	23.9	1,238,231	995,255	24.4
NET INCOME discontinued operations	-	10,509	-	-	11,862	-
NET INCOME	573,564	473,574	21.1	1,238,231	1,007,117	22.9
Attributed to the controlling company's shareholders - continuing operations	572,140	475,681	20.3	1,237,648	1,014,879	22.0
Attributed to the controlling company's shareholders - discontinued operations	-	(3,599)	-	-	(11,414)	-
Attributed to non-controlling shareholders- continuing operations	1,424	(6,803)	(120.9)	583	(8,316)	(107.0)
Attributed to non-controlling shareholders- discontinued operations	-	8,295	-	-	11,968	-
EBITDA continued operations	1,582,758	1,304,384	21.3	3,319,310	2,704,101	22.8

22

Exhibit I - CONSOLIDATED RESULTS > BALANCE SHEET
R$'000				R$'000
Assets	Jun-25	Dec-24	Δ%	Liabilities	Jun-25	Dec-24	Δ%
CURRENT	12,093,928	13,041,808	(7.3)	CURRENT	10,659,414	10,342,380	3.1
Cash and cash equivalents	2,835,585	4,161,939	(31.9)	Payroll, social charges and accruals	290,159	411,102	(29.4)
Bonds and securities	68,504	623	10,895.8	Suppliers	2,693,751	2,324,423	15.9
Collaterals and escrow accounts	1,650	9	18,233.3	Income tax and social contribution payable	56,026	83,482	(32.9)
Customers	3,753,907	3,962,702	(5.3)	Other taxes due	288,418	302,345	(4.6)
Dividends receivable	95,362	82,278	15.9	Loans and financing	737,939	1,231,205	(40.1)
Sectorial financial assets	-	-	-	Debentures	2,929,831	2,025,110	44.7
Account receivable related to concession	12,652	10,609	19.3	Minimum compulsory dividend payable	4,874	3,878	25.7
Contract Assets	639,661	283,896	125.3	Post employment benefits	102,124	95,383	7.1
Fair value in energy purchase and sale operations	312,284	217,350	43.7	Customer charges due	97,955	44,825	118.5
Other current receivables	1,064,653	949,674	12.1	Research and development and energy efficiency	97,829	179,149	(45.4)
Inventories	164,537	136,324	20.7	Accounts Payable related to concession	133,002	113,092	17.6
Income tax and social contribution	483,365	296,128	63.2	Net sectorial financial liabilities	1,803,749	935,322	92.8
Other current recoverable taxes	785,951	994,618	(21.0)	Lease liability	64,798	57,502	12.7
Prepaid expenses	57,165	63,211	(9.6)	Fair value in energy purchase and sale operations	305,200	214,955	42.0
Related parties	-	621	-	Other accounts payable	863,449	1,199,195	(28.0)
Assets held for sale	1,818,652	1,881,826	(3.4)	PIS and COFINS to be refunded to costumers	-	-	-
NON-CURRENT	48,648,109	44,342,348	9.7	Provision for allocation of Pis and Cofins credits	-	580,000	-
Long Term Assets	19,326,290	15,315,121	26.2	Provisions for litigation	-	-	-
Bonds and securities	529,085	490,732	7.8	Liabilities associated with assets held for sale	190,310	541,412.0	(64.8)
Other temporary investments	30,603	31,728	(3.5)	NON-CURRENT	24,523,768	21,404,841	14.6
Customers	116,180	105,259	10.4	Payroll, social charges and accruals	1,867	457	308.5
Judicial deposits	394,364	634,712	(37.9)	Suppliers	130,942	142,380	(8.0)
Sectoral financial assets	-	15,473	(100.0)	Deferred income tax and social contribution	2,076,540	1,895,459	9.6
Account receivable related to concession	3,497,351	2,809,901	24.5	Other taxes due	266,317	291,195	(8.5)
Contract Assets	6,927,010	7,320,445	(5.4)	Loans and financing	3,236,487	3,387,589	(4.5)
Fair value in energy purchase and sale operations	479,938	722,423	(33.6)	Debentures	12,983,621	10,602,255	22.5
Other non-current receivables	681,846	130,917	420.8	Post employment benefits	1,072,798	1,063,326	0.9
Income tax and social contribution	164,043	68,003	141.2	Research and development and energy efficiency	294,029	241,294	21.9
Deferred income tax and social contribution	1,174,175	1,757,688	(33.2)	Accounts Payable related to concession	983,268	992,252	(0.9)
Other non-current recoverable taxes	1,320,526	2,256,156	(41.5)	Net sectorial financial liabilities	-	142,488	-
Prepaid expenses	985	-	-	Lease liability	261,172	271,004	(3.6)
Investments	2,902,571	3,577,937	(18.9)	Fair value in energy purchase and sale operations	220,918	170,837	29.3
Property, plant and equipment, net	8,371,629	8,516,697	(1.7)	Other accounts payable	201,865	247,021	(18.3)
Intangible assets	17,749,062	16,623,610	6.8	PIS and COFINS to be refunded to costumers	-	-	-
Right to use an asset	298,557	308,983	(3.4)	Provision for allocation of Pis and Cofins credits	761,908	1,000,588	(23.9)
TOTAL	60,742,037	57,384,156	5.9	Provisions for litigation	2,032,036	956,696	112.4
				EQUITY	25,558,855	25,636,935	(0.3)
				Attributed to controlling shareholders	25,596,150	25,674,718	(0.3)
				Share capital	12,821,758	12,821,758	-
				Capital reserves	9,459	5,595	69.1
				Equity valuation adjustments	489,080	517,408	(5.5)
				Treasury shares	(120,084)	(50,044)	140.0
				Legal reserves	1,766,110	1,766,110	-
				Tax incentives reserves	4,551	-	-
				Retained earnings	9,363,866	9,363,866	-
				Proposed additional dividend	-	1,250,025	(100.0)
				Accrued earnings	1,261,410	-	-
				Attributable to non-controlling interest	(37,295)	(37,783)	(1.3)
				TOTAL	60,742,037	57,384,156	5.9

23

Exhibit I - CONSOLIDATED RESULTS > CASH FLOW
		R$'000
	06/30/25	06/30/24
CASH FLOWS FROM OPERATIONAL ACTIVITIES

Net income from continuing operations	1,238,231	995,255

Adjustments to reconcile net income for the period with cash generation from operating activities:	2,635,914	2,817,962
Unrealized monetary and exchange variation and debt charges - net	1,343,542	1,009,114
Interest - bonus from the grant of concession agreements under the quota system	(66,137)	(62,556)
Remuneration of transmission concession contracts	(329,669)	(385,277)
Income tax and social contribution	152,305	142,437
Deferred income tax and social contribution	364,157	287,767
Equity in earnings of investees	(164,672)	(162,188)
Appropriation of post-employment benefits obligations	116,829	131,006
Creation for research and development and energy efficiency programs	95,448	87,284
Recognition of fair value of assets from the indemnity for the concession	(35,742)	(32,277)
Sectorial financial assets and liabilities result	(620,085)	(160,304)
Depreciation and amortization	716,231	720,783
Provision from the voluntary dismissal program	20,979	-
Long-term incentives	3,864	-
Net operating estimated losses, provisions and reversals	154,445	159,576
Realization of added value in business combinations	(361)	(362)
Fair value in energy purchase and sale operations	(67,899)	43,881
Loss on disposal of accounts receivable related to concession	1,854	299
Loss on disposal of contract assets	4,516	6,684
Loss on disposal of property, plant and equipment	1,074	7,068
Loss on disposal of intangible assets	42,894	29,824
Result of write-offs of use rights of assets and liabilities of leases - net	-	(52)
Assets disposal results	(320,927)	-
Others	(14,963)	-

Decrease (increase) in assets	564,551	698,494
Trade accounts receivable	601,922	553,950
Dividends and interest on own capital received	143,243	144,054
Judicial deposits	25,037	6,345
Sectorial financial assets	141,256	52,536
Other receivables	(80,361)	(20,805)
Inventories	(28,213)	14,390
Income tax and social contribution recoverable	(203,841)	(101,352)
Other taxes recoverable	(40,222)	40,483
Prepaid expenses	5,109	8,391
Related parties	621	502

Increase (decrease) in liabilities	(332,046)	(565,053)
Payroll, social charges and accruals	(88,006)	(9,207)
Related parties	-	-
Suppliers	149,882	(21,301)
Other taxes	475,590	282,923
Post-employment benefits	(100,616)	(112,452)
Sectorial charges due	53,130	(10,868)
Research and development and energy efficiency	(136,662)	(169,673)
Payable related to the concession	(56,796)	(54,979)
Other accounts payable	(511,043)	(311,691)
Provisions for legal claims	(117,525)	(157,805)

CASH GENERATED BY OPERATING ACTIVITIES	2,868,419	2,951,403

Income tax and social contribution paid	(179,761)	(223,618)
Loans and financing - interest due and paid	(244,568)	(241,765)
Debentures - interest due and paid	(688,758)	(546,795)
Charges for lease liabilities paid	(16,786)	(14,801)
Charges on loans granted/obtained from related parties	-	-

NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	1,738,546	1,924,424
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(37,565)
NET CASH GENERATED FROM OPERATING ACTIVITIES	1,738,546	1,886,859

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	(5,867)	(5,698)
Loans and financing granted to related parties	-	-
Receipt of loans and financing granted to related parties	-	-
Additions to contract assets	(1,374,321)	(1,128,187)
Acquisitions of subsidiaries - effect on cash	(190,433)	-
Acquisitions in investments	(1,060,804)	-
Sale of investments	434,502	2,066
Additions in investments	-	-
Capital reduction of investees	-	37,129
Additions to property, plant and equipment	(53,820)	(62,095)
Sale of property, plant and equipment	-	-
Additions to intangible assets	(17,508)	(5,517)

NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	(2,268,251)	(1,162,302)
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(15,791)
NET CASH USED FROM INVESTING ACTIVITIES	(2,268,251)	(1,178,093)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of loans and financing	-	-
Transaction costs in the issuing of loans and financing	-	-
Issue of debentures	2,000,000	2,320,000
Transaction costs in the issuing of debentures	(22,632)	(55,612)
Payments of principal - loans and financing	(630,854)	(131,999)
Payments of principal - debentures	(781,958)	(576,183)
Amortization of principal of lease liabilities	(32,558)	(33,840)
Capital increase	-	-
Transaction costs in the capital increase	-	-
Buyback of own shares	(70,040)	-
Dividends and interest on own capital paid	(1,249,032)	(586,261)

NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(787,074)	936,105
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(50,410)
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES	(787,074)	885,695

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(1,316,779)	1,594,461

Cash and cash equivalents at the beginning of the period	4,161,939	5,634,623
Cash and cash equivalents at the end of the period	2,835,585	7,330,747
Change in cash and cash equivalents from discontinued operations	9,575	(101,663)

CHANGE IN CASH AND CASH EQUIVALENTS	(1,316,779)	1,594,461

24

Exhibit I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND FINANCIAL RESULT
						R$'000
RECURRING EBITDA	2Q25	2Q24	Δ%	1H25	1H24	Δ%
EBITDA	1,582.8	1,304.4	21.3	3,319.3	2,704.1	22.8
(-/+) Fair value in the purchase and sale of energy	(61.2)	31.0	(297.4)	(67.9)	43.9	(254.7)
(-/+) Provision (reversal) Incentive Dismissal Program	-	-	-	21.0	-	-
(-/+) Assets disposal /swap	(200.6)	-	-	(310.4)	-	-
(-/+) Ebitda from discontinued Op. Compagas and UEGA	-	17.2	(100.0)	-	38.4	(100.0)
(-/+) Equity Income	(64.3)	(80.5)	(20.1)	(164.7)	(162.2)	1.5
(-/+)NRV	(11.7)	(13.3)	(12.0)	(35.7)	(32.3)	10.5
(+/-)Difference in Revenue from Corporate/Regulatory Transfer (see item 3.1.1)	90.0	22.2	305.4	76.6	20.0	283.0
RECURRING EBITDA	1,335.0	1,281.0	4.2	2,838.2	2,611.8	8.7

						R$'000
	2Q25	2Q24	Δ%	1H25	1H24	Δ%
Financial Revenues	375,312	274,376	36.8	672,952	526,037	27.9
Income from investments held for trading	189,453	175,056	8.2	344,066	331,486	3.8
Late fees on electricity bills	84,809	56,277	50.7	163,559	103,177	58.5
Monetary restatement and adjustment to present value of accounts payable related to concession	26,588	492	5,304.1	34,352	17,074	101.2
Income from sectorial assets and liabilities	13,578	31,272	(56.6)	15,942	35,514	(55.1)
Exchange variation About Purchase Itaipu Electric Power	-	-	-	-	-	-
Interest on taxes to be compensated	39,894	8,334	378.7	83,307	18,442	351.7
Income and monetary restatement of judicial deposits	10,393	7,090	46.6	21,827	16,257	34.3
Other financial revenues	25,586	7,286	251.2	38,692	25,278	53.1
(-) Pis/Pasep and Cofins on revenues	(14,989)	(11,431)	31.1	(28,793)	(21,191)	35.9
Financial Expenses	(777,173)	(564,061)	37.8	(1,521,338)	(1,083,896)	40.4
Monetary variation, foreign exchange and debt service charges	(609,220)	(405,671)	50.2	(1,213,710)	(832,692)	45.8
Monetary variation and adjustment to present value of accounts payable related to concession	(39,346)	(39,786)	(1.1)	(87,745)	(72,185)	21.6
Exchange variation About Purchase Itaipu Electric Power	-	-	-	-	-	-
Pis/ Pasep and Cofins taxes over interest on equity	(56)	(22,262)	(99.7)	(56)	(27,812)	(99.8)
Income from sectorial assets and liabilities	(63,416)	(28,598)	121.7	(77,774)	(33,027)	135.5
Interest on R&D and PEE	(6,037)	(5,882)	2.6	(11,609)	(11,115)	4.4
Interest on tax installments	(4,493)	(6,913)	(35.0)	(13,172)	(14,463)	(8.9)
Interest on lease liabilities	(8,474)	(7,692)	10.2	(16,954)	(14,780)	14.7
Monetary variation of litigation	(16,313)	(14,620)	11.6	(32,296)	(31,346)	3.0
Other financial expenses	(8,822)	(28,892)	(69.5)	(22,157)	(41,747)	(46.9)
Uptade of provision for allocation of Pis and Cofins credits	(20,996)	(3,745)	460.6	(45,865)	(4,729)	869.9
Financial income (expenses)	(401,861)	(289,685)	38.7	(848,386)	(557,859)	52.1

25

Exhibit I - CONSOLIDATED RESULTS > EQUITY IN EARNINGS OF SUBSIDIARIES AND INDICATORS
								R$'000
Variation in Equity in earnings of subsidiaries			2Q25	2Q24	Δ%	1H25	1H24	Δ%
Joint Ventures			58,212	76,554	(24.0)	153,629	154,021	(0.3)
Voltalia São Miguel do Gostoso I Participações S.A.			(2,467)	(607)	306.4	(4,101)	(4,845)	(15.4)
Caiuá Transmissora de Energia S.A.			5,009	2,996	67.2	9,205	6,413	43.5
Integração Maranhense Transmissora de Energia S.A.			4,735	4,773	(0.8)	11,519	9,764	18.0
Matrinchã Transmissora de Energia (TP NORTE) S.A.			17,733	24,973	(29.0)	48,660	47,347	2.8
Guaraciaba Transmissora de Energia (TP SUL) S.A.			8,302	9,629	(13.8)	22,298	22,535	(1.1)
Paranaíba Transmissora de Energia S.A.			7,720	7,408	4.2	17,106	15,394	11.1
Mata de Santa Genebra Transmissão S.A.			7,485	16,874	(55.6)	23,057	34,377	(32.9)
Cantareira Transmissora de Energia S.A.			9,551	10,481	(8.9)	25,620	22,957	11.6
Solar Paraná			144	27	433.3	265	79	235.4
Associates			(38,828)	3,991	(1,072.9)	11,043	8,167	35.2
Dona Francisca Energética S.A.			(31,555)	1,042	(3,128.3)	3,170	2,522	25.7
Foz do Chopim Energética Ltda.			(7,273)	2,949	(346.6)	7,873	5,647	39.4
Carbocampel S.A.			-	-	-	-	(2)	-
TOTAL			19,384	80,545	(75.9)	164,672	162,188	1.5

								R$'000
Main Indicators -Associates Jun-25					Dona Francisca		Foz do Chopim
Total assets						172,634		43,337
Shareholder’s equity¹						158563		40,008
Net operating revenue						33,119		31,937
Net Income						13,762		22,008
Participation in the enterprise - %						23.03		35.77
Investment book value						36,517		14,311
								R$'000
Main Indicators -Joint ventures Jun-25	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Cantareira
Total assets	229,023	345,323	632,722	3,308,285	1,697,150	2,008,501	1,908,677
Shareholder’s equity¹	228,826	252,880	407,916	2,325,790	1,135,759	1,139,802	838,422
Net operating revenue	-	17,926	27,439	122,459	67,816	111,587	91,216
Net Income	(8,997)	16,630	18,890	65,272	29,523	57,293	43,709
Participation in the enterprise - %	49.0	49.0	49.0	49.0	49.0	24.5	49.0
Investment book value	112,125	123,911	199,879	1,139,637	556,522	279,251	410,827
Note: Income from Transmitters according to adjustments for the application of CPC 47 / IFRS 15 in the Corporate Statements.

26

Exhibit I - CONSOLIDATED RESULTS > SHARE CAPITAL
Share Capital - June 30,2025 *
									Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	Special *	TOTAL	%
State of Paraná	358,563	27.6%	-	-	116,081	6.9%	<1	474,644	15.9%
BNDESPAR	131,162	10.1%	-	-	524,646	31.2%	-	655,808	22.0%
Free Floating	801,341	61.6%	713	22.8%	1,030,305	61.4%	-	1,832,359	61.4%
B3	787,994	60.6%	713	22.8%	941,306	56.1%	-	1,730,013	58.0%
NYSE	13,139	1.0%	-	-	87,357	5.2%	-	100,496	3.4%
LATIBEX	208	0.0%	-	-	1,642	0.1%	-	1,850	0.1%
Other	3,113	0.2%	2,415	1	950	0	-	6,478	0.2%
Treasury shares	6,169	0.5%	-	0.0%	7,353	0.4%	-	13,522	0.5%
TOTAL	1,300,348	100%	3,128	100%	1,679,335	100%	<1	2,982,811	100%
* State of Paraná has a special class preferred share with veto power as established in the Statute.

27

Exhibit II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)
						R$'000
Income Statement	2Q25	2Q24	Δ%	1H25	1H24	Δ%
OPERATING REVENUES	1,161,383	1,085,417	7.0	2,400,930	2,214,417	8.4
Electricity sales to distributors	899,666	815,440	10.3	1,800,118	1,662,648	8.3
Use of the main transmission grid	192,102	243,224	(21.0)	465,773	503,860	(7.6)
Construction revenue	56,034	18,975	-	111,141	29,874	-
Other operating revenues	13,581	7,778	74.6	23,898	18,035	32.5
OPERATING COSTS AND EXPENSES	(467,248)	(624,035)	(25.1)	(985,937)	(1,263,084)	(21.9)
Electricity purchased for resale	(86,583)	(15,810)	-	(110,670)	(45,640)	-
Charges of main distribution and transmission grid	(128,349)	(148,408)	(13.5)	(261,115)	(294,888)	(11.5)
Personnel and management	(72,593)	(95,003)	(23.6)	(156,899)	(190,755)	(17.7)
Pension and healthcare plans	(17,302)	(20,423)	(15.3)	(35,482)	(41,431)	(14.4)
Materials and supplies	(11,419)	(4,577)	-	(16,078)	(8,527)	88.6
Materials and supplies for power eletricity	-	-	-	-	(936)	-
Third-party services	(65,410)	(68,611)	(4.7)	(133,337)	(133,523)	(0.1)
Depreciation and amortization	(177,828)	(206,559)	(13.9)	(354,701)	(420,055)	(15.6)
Provisions and reversals	(4,807)	(9,582)	(49.8)	(6,769)	(6,138)	10.3
Construction cost	(54,256)	(17,378)	-	(104,863)	(25,554)	-
Other cost and expenses	151,299	(37,683)	-	193,977	(95,637)	-
EQUITY IN EARNINGS OF SUBSIDIARIES	64,900	80,080	(19.0)	165,337	164,433	0.5
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	759,035	541,462	40.2	1,580,330	1,115,766	41.6
FINANCIAL RESULTS	(236,488)	(146,397)	61.5	(493,591)	(313,332)	57.5
Financial income	133,626	88,531	50.9	225,520	169,059	33.4
Financial expenses	(370,114)	(234,928)	57.5	(719,111)	(482,391)	49.1
OPERATIONAL EXPENSES/ INCOME	522,547	395,065	32.3	1,086,739	802,434	35.4
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(157,033)	(29,980)	-	(305,181)	(130,782)	-
Income tax and social contribution on profit	(8,514)	(33,848)	(74.8)	(130,690)	(114,413)	14.2
Deferred income tax and social contribution on profit	(148,519)	3,868	-	(174,491)	(16,369)	-
NET INCOME continuing operations	365,514	365,085	0.1	781,558	671,652	16.4
NET INCOME discontinued operations	-	(15,598)	-	-	(30,381)	-
NET INCOME	365,514	349,487	4.6	781,558	641,271	21.9
Attributed to shareholders of the parent company - continuing operations	365,514	369,326	(1.0)	781,558	680,008	14.9
Attributed to the controlling company's shareholders - discontinued operations	-	(12,081)	-	-	(23,590)	-
Attributed to non-controlling shareholders	-	(7,758)	-	-	(15,147)	-
EBITDA continuing operations	936,863	748,021	25.2	1,935,031	1,535,821	26.0

28

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS
						R$'000
Income Statement	2Q25	2Q24	Δ%	1H25	1H24	Δ%
OPERATING REVENUES	4,556,167	4,152,740	9.7	8,860,934	8,203,702	8.0
Electricity sales to final customers	1,522,602	1,614,345	(5.7)	3,306,270	3,353,705	(1.4)
Electricity sales to distributors	70,343	17,304	306.5	101,347	21,217	377.7
Use of the main distribution grid	1,456,331	1,543,035	(5.6)	3,225,479	3,206,058	0.6
Construction revenue	786,735	655,347	20.0	1,371,319	1,218,095	12.6
Fair value of assets from the indemnity for the concession	11,726	13,307	(11.9)	35,742	32,277	10.7
Sectorial assets and liabilities result	577,183	199,893	188.7	562,727	145,476	286.8
Other operating revenues	131,247	109,509	19.9	258,050	226,874	13.7
OPERATING COSTS AND EXPENSES	(4,147,935)	(3,713,156)	11.7	(7,915,621)	(7,269,861)	8.9
Electricity purchased for resale	(1,978,385)	(1,672,490)	18.3	(3,825,567)	(3,312,163)	15.5
Charges of main transmission grid	(689,409)	(724,630)	(4.9)	(1,346,210)	(1,437,765)	(6.4)
Personnel and management	(141,781)	(168,357)	(15.8)	(284,160)	(348,215)	(18.4)
Pension and healthcare plans	(37,692)	(43,135)	(12.6)	(77,465)	(87,999)	(12.0)
Materials and supplies	(10,215)	(16,675)	(38.7)	(28,021)	(30,617)	(8.5)
Third-party services	(200,750)	(169,584)	18.4	(401,456)	(331,284)	21.2
Depreciation and amortization	(172,760)	(139,853)	23.5	(340,418)	(281,343)	21.0
Provisions and reversals	(78,403)	(60,017)	30.6	(148,108)	(141,209)	4.9
Construction cost	(786,735)	(655,347)	20.0	(1,371,319)	(1,218,095)	12.6
Other cost and expenses	(51,805)	(63,068)	(17.9)	(92,897)	(81,171)	14.4
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	408,232	439,584	(7.1)	945,313	933,841	1.2
FINANCIAL RESULTS	(196,714)	(135,269)	45.4	(389,094)	(278,586)	39.7
Financial income	172,005	120,457	42.8	324,933	204,906	58.6
Financial expenses	(368,719)	(255,726)	44.2	(714,027)	(483,492)	47.7
OPERATIONAL EXPENSES/ INCOME	211,518	304,315	(30.5)	556,219	655,255	(15.1)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(58,555)	(96,408)	(39.3)	(170,832)	(205,470)	(16.9)
Income tax and social contribution on profit	95,565	53,350	79.1	-	-	-
Deferred income tax and social contribution on profit	(154,120)	(149,758)	2.9	(170,832)	(205,470)	(16.9)
NET INCOME (LOSS)	152,963	207,907	(26.4)	385,387	449,785	(14.3)
EBITDA	580,992	579,437	0.3	1,285,731	1,215,184	5.8

29

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS
						R$'000
OPERATING REVENUE	2Q25	2Q24	Δ%	1H25	1H24	Δ%
Electricity sales to final customers	1,762,117	1,921,474	(8.3)	3,719,431	4,015,104	(7.4)
Residential	888,410	878,605	1.1	1,895,698	1,869,684	1.4
Industrial	135,853	181,577	(25.2)	265,850	353,781	(24.9)
Commercial, service and other activities	405,634	455,722	(11.0)	864,814	954,547	(9.4)
Rural	192,830	205,910	(6.4)	407,576	431,760	(5.6)
Public Sector	67,677	74,366	(9.0)	140,982	148,965	(5.4)
Street lightining	48,691	45,356	7.4	91,321	91,519	(0.2)
Public Service	23,022	79,938	(71.2)	53,190	164,848	(67.7)
Donations and subsidies	377,053	286,103	31.8	739,951	543,334	36.2
Electricity sales to distributors	73,175	18,319	299.4	105,485	22,743	363.8
Bilateral contracts	2,863	6,153	(53.5)	5,131	12,403	(58.6)
Electricity Trading Chamber - CCEE	70,312	12,166	477.9	100,354	10,340	870.5
Use of the main distribution grid	2,908,156	2,912,381	(0.1)	6,220,737	5,954,739	4.5
Residential	965,629	944,563	2.2	2,143,308	2,005,660	6.9
Industrial	325,932	324,910	0.3	640,870	626,699	2.3
Commercial, service and other activities	513,243	540,627	(5.1)	1,118,755	1,123,573	(0.4)
Rural	215,444	227,219	(5.2)	468,576	471,549	(0.6)
Public Sector	78,314	83,406	(6.1)	168,284	166,049	1.3
Street lightining	49,829	49,855	(0.1)	99,872	100,008	(0.1)
Public Service	32,324	66,557	(51.4)	71,996	136,884	(47.4)
Free Market	687,687	635,764	8.2	1,426,707	1,245,095	14.6
Dealers and generators	39,754	39,480	0.7	82,369	79,222	4.0
Construction Revenue	786,735	655,347	20.0	1,371,319	1,218,095	12.6
Fair value of assets from the indemnity for the concession	11,726	13,307	(11.9)	35,742	32,277	10.7
Sectorial assets and liabilities result	636,015	220,268	188.7	620,085	160,304	286.8
Other operating income	144,626	120,026	20.5	284,355	249,997	13.7
Leases and rentals	137,547	122,891	11.9	273,062	241,199	13.2
Income from the provision of services	1,062	72	1,375.0	1,632	1,754	(7.0)
Other income	6,017	(2,937)	(304.9)	9,661	7,044	37.2
RECEITA OPERACIONAL BRUTA	6,699,603	6,147,225	9.0	13,097,105	12,196,593	7.4
(-) Tributos e deduções	(2,143,436)	(1,994,485)	7.5	(4,236,171)	(3,992,891)	6.1
(-) PIS/PASEP e COFINS	(468,310)	(429,826)	9.0	(920,653)	(862,139)	6.8
(-) ICMS	(804,678)	(824,833)	(2.4)	(1,702,545)	(1,641,458)	3.7
(-) Encargos Setoriais	(870,447)	(739,826)	17.7	(1,612,970)	(1,489,294)	8.3
(-) ISS	(1)	-	-	(3)	-	-
NET OPERATING REVENUES	4,556,167	4,152,740	9.7	8,860,934	8,203,702	8.0

30

Exhibit II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)
						R$'000
Income Statement	2Q25	2Q24	Δ%	1H25	1H24	Δ%
OPERATING REVENUES	1,131,213	829,344	36.4	2,087,455	1,688,995	23.6
Electricity sales to final customers	389,635	465,499	(16.3)	798,251	931,968	(14.3)
Electricity sales to distributors	679,905	363,523	87.0	1,219,750	756,276	61.3
Other operating revenues	61,673	322	19,053.1	69,454	751	9,148.2
OPERATING COSTS AND EXPENSES	(1,052,153)	(825,943)	27.4	(1,980,962)	(1,668,213)	18.7
Electricity purchased for resale	(1,042,565)	(817,736)	27.5	(1,963,222)	(1,651,299)	18.9
Personnel and management	(5,183)	(3,895)	33.1	(8,836)	(7,561)	16.9
Pension and healthcare plans	(435)	(440)	(1.1)	(873)	(892)	(2.1)
Materials and supplies	51	(17)	(400.0)	(109)	(34)	220.6
Third-party services	(959)	(1,661)	(42.3)	(2,007)	(2,406)	(16.6)
Depreciation and amortization	(458)	(430)	6.5	(887)	(870)	2.0
Provisions and reversals	(140)	(1,368)	(89.8)	(1,237)	(2,589)	(52.2)
Other cost and expenses	(2,464)	(396)	522.2	(3,791)	(2,562)	48.0
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	79,060	3,401	2,224.6	106,493	20,782	412.4
FINANCIAL RESULTS	8,898	10,336	(13.9)	19,610	19,298	1.6
Financial income	9,018	10,406	(13.3)	19,892	19,435	2.4
Financial expenses	(120)	(70)	71.4	(282)	(137)	105.8
OPERATIONAL EXPENSES/ INCOME	87,958	13,737	540.3	126,103	40,080	214.6
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(30,082)	(4,529)	564.2	(43,091)	(13,313)	223.7
Income tax and social contribution on profit	(8,973)	(15,209)	(41.0)	(20,106)	(27,829)	(27.8)
Deferred income tax and social contribution on profit	(21,109)	10,680	(297.6)	(22,985)	14,516	(258.3)
NET INCOME (LOSS)	57,876	9,208	528.5	83,012	26,767	210.1
EBITDA	79,518	3,831	1,975.6	107,380	21,652	395.9

31

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY
R$'000
Income Statement 2Q25	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Pequenos Ativos Mantidos para Venda	MSG	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	525,776	208,397	4,556,167	-	32,621	-	3,025	217,334	159,363	9,804	10,687	31,068	18,348	1,131,213	-	(678,649)	6,225,154
Electricity sales to final customers	-	-	1,522,602	-	-	-	-	-	-	-	-	-	-	389,635	-	(222)	1,912,016
Electricity sales to distributors	512,961	-	70,343	-	32,546	-	-	212,319	159,363	9,804	10,687	-	-	679,905	-	(547,195)	1,140,733
Use of the main distribution and transmission grid (TUSD/ TUST)	-	148,644	1,456,331	-	-	-	-	-	-	-	-	30,898	14,955	-	-	(119,173)	1,531,656
Construction revenue	-	52,509	786,735	-	-	-	-	-	-	-	-	140	3,386	-	-	-	842,770
Fair value of assets from the indemnity for the concession	-	-	11,726	-	-	-	-	-	-	-	-	-	-	-	-	-	11,726
Sectoral assets and liabilities result	-	-	577,183	-	-	-	-	-	-	-	-	-	-	-	-	-	577,183
Other operating revenues	12,815	7,244	131,247	-	75	-	3,025	5,015	-	-	-	30	7	61,673	-	(12,059)	209,070
OPERATING COSTS AND EXPENSES	17,685	(246,883)	(4,147,935)	-	(23,710)	-	(2,092)	(151,637)	(84,855)	(5,042)	(2,101)	(4,426)	(5,101)	(1,052,153)	(30,639)	671,026	(5,067,863)
Energy purchased for resale	(65,312)	-	(1,978,385)	-	(31)	-	-	(8,195)	(17,263)	(859)	(404)	-	-	(1,042,565)	-	549,605	(2,563,409)
Charges of the main distribution and transmission grid	(76,878)	-	(689,409)	-	(6,092)	-	-	(17,522)	(37,812)	(344)	(228)	-	-	-	-	117,707	(710,578)
Personnel and management	(39,226)	(28,758)	(141,781)	-	(1,466)	-	(115)	(2,535)	(1,069)	(89)	-	(768)	(151)	(5,183)	(21,211)	-	(242,352)
Private pension and health plans	(9,307)	(7,372)	(37,692)	-	(41)	-	(22)	(349)	(155)	(13)	-	(85)	(22)	(435)	(2,522)	-	(58,015)
Materials and supplies	(2,693)	(1,772)	(10,215)	-	(77)	-	-	(6,558)	(435)	(7)	-	57	(4)	51	(261)	-	(21,913)
Materials and supplies for power eletricity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(17,838)	(11,689)	(200,750)	-	(4,811)	-	(1,132)	(37,645)	(5,137)	(746)	-	(2,113)	(1,763)	(959)	(6,403)	12,297	(278,689)
Depreciation and amortization	(74,688)	(4,110)	(172,760)	-	(8,132)	-	(929)	(69,504)	(19,299)	(2,850)	(1,372)	(26)	(5)	(458)	(1,100)	(5,978)	(361,211)
Provisions and reversals	(2,143)	(4,139)	(78,403)	-	-	-	136	69	-	(1)	-	(92)	(15)	(140)	2,618	(1,824)	(83,934)
Construction cost	-	(50,400)	(786,735)	-	-	-	-	-	-	-	-	(917)	(2,939)	-	-	-	(840,991)
Other operating costs and expenses	305,770	(138,643)	(51,805)	-	(3,060)	-	(30)	(9,398)	(3,685)	(133)	(97)	(482)	(202)	(2,464)	(1,760)	(781)	93,229
EQUITY IN EARNINGS OF SUBSIDIARIES	88,745	78,072	-	-	-	-	-	22,932	-	-	-	-	-	-	575,218	(700,711)	64,256
EARNINGS BEFORE INCOME TAXES	632,206	39,586	408,232	-	8,911	-	933	88,629	74,508	4,762	8,586	26,642	13,247	79,060	544,579	(708,334)	1,221,547
FINANCIAL RESULTS	(117,766)	(91,542)	(196,714)	-	(1,619)	-	(1,363)	(24,098)	3,064	2,136	(630)	(10,166)	2,518	8,898	25,421	-	(401,861)
Financial income	44,899	33,383	172,005	-	29,819	-	1,348	42,307	5,380	2,136	-	2,494	3,029	9,018	29,495	(1)	375,312
Financial expenses	(162,665)	(124,925)	(368,719)	-	(31,438)	-	(2,711)	(66,405)	(2,316)	-	(630)	(12,660)	(511)	(120)	(4,074)	1	(777,173)
OPERATIONAL EXPENSES / INCOME	514,440	(51,956)	211,518	-	7,292	-	(430)	64,531	77,572	6,898	7,956	16,476	15,765	87,958	570,000	(708,334)	819,686
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(138,793)	41,910	(58,555)	-	(2,532)	-	(62)	(18,952)	(26,019)	(1,033)	(326)	(5,564)	(10,185)	(30,081)	2,140	1,930	(246,122)
NET INCOME	375,647	(10,046)	152,963	-	4,760	-	(492)	45,579	51,553	5,865	7,630	10,912	5,580	57,877	572,140	(706,404)	573,564
Attributed to shareholders of the parent company - continuing operations	375,647	(10,046)	152,963	-	3,332	-	(492)	45,579	51,553	5,865	7,630	10,912	5,580	57,877	572,140	(706,404)	572,136
Attributed to non-controlling shareholders - continuing operations			-	-	1,428	-	-	-	-	-	-	-	-	-			1,428
EBITDA continuing operations	706,894	43,696	580,992	-	17,043	-	1,862	158,133	93,807	7,612	9,958	26,668	13,252	79,518	545,679	(702,356)	1,582,758

32

Income Statement 2Q24			Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Pequenos Ativos Mantidos para Venda	MSG	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração
NET OPERATING INCOME	517,832	251,096	4,152,740	5,264	23,266	-	173	181,255	123,305	8,580	-	-	20,416	829,345	-	(634,005)	5,479,266
Electricity sales to final customers	6	-6	1613874	-	-	-	-	-	-	-			-	579008	-	-391	2192491
Electricity sales to distributors	615810	-	24369	-	34377	-	-	172,135	172,459	6804			-	454267	-	-616,143	864,078
Use of the main distribution and transmission grid (TUSD/ TUST)	-	205,764	1550506	-	-	-	-	-	-	-			19503	-	-	-121,571	1654202
Construction revenue	-	19,043	568,580	6822	-	-	-	-	-	-			37	-	-	-6,822	587660
Fair value of assets from the indemnity for the concession	-	-	20269	-	-	-	-	-	-	-			-	-	-	-	20269
Distribution of piped gas	-	-	-	206002	-	-	-	-	-	-			-	-	-	-206002	-
Sectoral assets and liabilities result	-	-	91494	-	-	-	-	-	-	-			-	-	-	-	91494
Other operating revenues	14,690	6,195	147082	-	88	-	-	-	6	-			7	3898	-	-14,462	157,504
OPERATING COSTS AND EXPENSES	(299,576)	(90,278)	(3,713,155)	(187,878)	(22,690)	(22,520)	(1,359)	(145,944)	(93,914)	(4,454)	-	-	(1,281)	(825,946)	(52,059)	849,475	(4,611,582)
Energy purchased for resale	(1,729)	-	(1,672,490)	-	(28)	-	-	(12,720)	(953)	(408)	-	-	-	(817,736)	-	493,130	(2,012,934)
Charges of the main distribution and transmission grid	(93,329)	-	(724,630)	-	(6,300)	(9,362)	-	(16,562)	(40,545)	(344)	-	-	-	-	-	130,785	(760,284)
Personnel and management	(52,569)	(37,705)	(168,357)	(12,968)	(1,477)	(1,674)	(43)	(3,854)	(549)	(146)	-	-	(178)	(3,895)	(16,051)	14,642	(284,823)
Private pension and health plans	(11,503)	(8,210)	(43,135)	(1,523)	(42)	(174)	(7)	(578)	(83)	(22)	-	-	(26)	(440)	(2,674)	1,697	(66,721)
Materials	(2,388)	(970)	(16,675)	242	(11)	(13)	-	(826)	(335)	(19)	-	-	(41)	(17)	(408)	(229)	(21,691)
Raw material and supplies - energy production	-	-	-	-	-	(518)	-	-	-	-	-	-	-	-	-	518	-
Natural gas and supplies for gas business	-	-	-	(146,628)	-	-	-	-	-	-	-	-	-	-	-	146,628	-
Third-party services	(23,173)	(12,608)	(169,584)	(5,048)	(4,243)	(4,856)	(837)	(32,517)	(9,263)	(748)	-	-	(1,721)	(1,661)	(10,030)	22,323	(253,965)
Depreciation and amortization	(91,530)	(3,774)	(139,853)	(11,125)	(8,031)	(5,158)	(480)	(69,096)	(31,955)	(2,846)	-	-	(11)	(430)	(798)	8,933	(356,155)
Provisions and reversals	(8,502)	(6,273)	(60,018)	(2,247)	-	(1)	-	(118)	-	241	-	-	(7)	(1,368)	(18,637)	23,375	(73,555)
Construction cost	-	(18,372)	(655,347)	(5,264)	-	-	-	-	-	-	-	-	994	-	-	5,264	(672,725)
Other operating costs and expenses	(14,853)	(2,366)	(63,067)	(3,317)	(2,558)	(764)	8	(9,674)	(10,233)	(162)	-	-	(290)	(398)	(3,459)	2,409	(108,729)
EQUITY IN EARNINGS OF SUBSIDIARIES	17,610	100,121	-	-	-	-	-	(1,383)	-	-	-	-	-	-	586,192	(621,994)	80,545
EARNINGS BEFORE INCOME TAXES	235,866	260,939	439,585	19,858	576	(22,520)	(1,186)	33,929	29,390	4,126	-	-	19,135	3,399	534,133	(608,996)	948,229
FINANCIAL RESULTS	(75,560)	(51,717)	(135,269)	6,469	(34,325)	(2,474)	512	(29,626)	8,125	1,093	-	-	1,966	10,336	16,966	(6,185)	(289,685)
Financial income	28,481	17,821	120,457	19,670	4,131	406	629	31,124	8,268	1,036	-	-	2,481	10,406	52,035	(22,570)	274,376
Financial expenses	(104,041)	(69,538)	(255,726)	(13,201)	(38,456)	(2,880)	(117)	(60,750)	(143)	57	-	-	(515)	(70)	(35,068)	16,385	(564,061)
OPERATIONAL EXPENSES / INCOME	160,306	209,222	304,316	26,327	(33,750)	(24,994)	(674)	4,303	37,515	5,219	-	-	21,101	13,735	551,099	(615,182)	658,544
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(1,300)	1,100	(96,409)	(9,142)	11,078	-	(217)	(15,611)	(12,748)	(621)	-	-	(1,507)	(4,530)	(75,421)	9,849	(195,479)
NET INCOME continuing operations	159,006	210,322	207,907	17,186	(22,672)	(24,994)	(891)	(11,309)	24,768	4,598	-	-	19,594	9,205	475,678	(605,333)	463,065
NET INCOME discontinued operations	(12,081)	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,599)	26,189	10,509
NET INCOME	146,925	210,322	207,907	17,186	(22,672)	(24,994)	(891)	(11,309)	24,768	4,598	-	-	19,594	9,205	472,079	(579,144)	473,574
Attributed to shareholders of the parent company - continuing operations	159,005	210,322	207,907	-	(15,870)	-	(891)	(11,309)	24,768	4,598	-	-	19,594	9,205	463,597	(595,244)	475,681
Attributed to the controlling company's shareholders - discontinued operations	(12,080)	-	-	8,765	-	(20,295)	-	-	-	-	-	-	-	-	8,483	11,529	(3,599)
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	(6,803)	-	-	-	-	-	-	-	-	-	-	-	(6,803)
Attributed to non-controlling shareholders - discontinued operations	-	-	-	8,421	-	(4,699)	-	-	-	-	-	-	-	-	-	4,573	8,295
EBITDA continuing operations	327,396	264,713	579,438	(171,489)	8,607	(17,362)	(706)	103,024	61,346	6,972	-	-	19,146	3,829	534,931	(415,457)	1,304,384

33

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT BY COMPANY ACCUMULATED
R$'000
Income Statement 1H25	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Small Assets	MSG	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	1,088,935	517,029	8,860,934	-	78,150	-	6,131	417,444	297,365	19,811	27,740	31,068	47,612	2,087,455	-	(1,362,434)	12,117,240
Electricity sales to final customers	-	-	3,306,270	-	-	-	-	-	-	-	-	-	-	798,251	-	(406)	4,104,115
Electricity sales to distributors	1,063,726	-	101,347	-	78,032	-	-	409,105	297,365	19,811	27,740	-	-	1,219,750	-	(1,101,203)	2,115,673
Use of the main distribution and transmission grid (TUSD/ TUST)	-	402,618	3,225,479	-	-	-	-	-	-	-	-	30,898	36,745	-	-	(236,061)	3,459,679
Construction revenue	-	100,148	1,371,319	-	-	-	-	-	-	-	-	140	10,853	-	-	-	1,482,460
Fair value of assets from the indemnity for the concession	-	-	35,742	-	-	-	-	-	-	-	-	-	-	-	-	-	35,742
Sectoral assets and liabilities result	-	-	562,727	-	-	-	-	-	-	-	-	-	-	-	-	-	562,727
Other operating revenues	25,209	14,263	258,050	-	118	-	6,131	8,339	-	-	-	30	14	69,454	-	(24,764)	356,844
OPERATING COSTS AND EXPENSES	(179,196)	(359,360)	(7,915,621)	-	(47,741)	-	(4,984)	(282,415)	(168,050)	(9,684)	(7,460)	(4,426)	(13,227)	(1,980,962)	(58,573)	1,352,866	(9,678,833)
Energy purchased for resale	(90,438)	-	(3,825,567)	-	(64)	-	-	(19,206)	(17,263)	(860)	(515)	-	-	(1,963,222)	-	1,101,373	(4,815,762)
Charges of the main distribution and transmission grid	(154,773)	-	(1,346,210)	-	(12,299)	-	-	(34,585)	(75,611)	(696)	(2,186)	-	-	-	-	233,259	(1,393,101)
Personnel and management	(84,883)	(63,616)	(284,160)	-	(2,763)	-	(221)	(5,640)	(1,500)	(206)	-	(768)	(286)	(8,836)	(38,695)	-	(491,574)
Private pension and health plans	(19,345)	(14,919)	(77,465)	-	(78)	-	(42)	(836)	(222)	(31)	-	(85)	(44)	(873)	(5,012)	-	(118,952)
Materials and supplies	(5,194)	(3,311)	(28,021)	-	(264)	-	1	(6,737)	(875)	(10)	-	57	(4)	(109)	(447)	-	(44,914)
Materials and supplies for power eletricity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(43,847)	(25,495)	(401,456)	-	(9,060)	-	(2,479)	(66,809)	(14,252)	(1,887)	(1)	(2,113)	(2,887)	(2,007)	(14,214)	25,497	(561,010)
Depreciation and amortization	(147,924)	(8,715)	(340,418)	-	(16,285)	-	(1,951)	(139,027)	(38,595)	(5,701)	(4,513)	(26)	(14)	(887)	(1,989)	(10,186)	(716,231)
Provisions and reversals	(1,525)	(5,661)	(148,108)	-	-	-	(250)	(1,181)	-	(1)	100	(92)	(33)	(1,237)	3,288	255	(154,445)
Construction cost	-	(94,432)	(1,371,319)	-	-	-	-	-	-	-	-	(917)	(9,514)	-	-	-	(1,476,182)
Other operating costs and expenses	368,733	(143,211)	(92,897)	-	(6,928)	-	(42)	(8,394)	(19,732)	(292)	(345)	(482)	(445)	(3,791)	(1,504)	2,668	93,338
EQUITY IN EARNINGS OF SUBSIDIARIES	157,103	196,367	-	-	-	-	-	33,410	-	-	-	-	-	-	1,247,652	(1,469,860)	164,672
EARNINGS BEFORE INCOME TAXES	1,066,842	354,036	945,313	-	30,409	-	1,147	168,439	129,315	10,127	20,280	26,642	34,385	106,493	1,189,079	(1,479,428)	2,603,079
FINANCIAL RESULTS	(254,331)	(178,920)	(389,094)	-	(27,373)	-	(2,617)	(61,545)	3,612	3,794	(561)	(10,166)	4,526	19,610	44,679	-	(848,386)
Financial income	72,038	49,920	324,933	-	41,415	-	2,636	82,747	8,999	3,794	-	2,494	5,528	19,892	58,560	(4)	672,952
Financial expenses	(326,369)	(228,840)	(714,027)	-	(68,788)	-	(5,253)	(144,292)	(5,387)	-	(561)	(12,660)	(1,002)	(282)	(13,881)	4	(1,521,338)
OPERATIONAL EXPENSES / INCOME	812,511	175,116	556,219	-	3,036	-	(1,470)	106,894	132,927	13,921	19,719	16,476	38,911	126,103	1,233,758	(1,479,428)	1,754,693
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(212,977)	6,906	(170,832)	-	(1,081)	-	(168)	(38,464)	(44,587)	(1,911)	(824)	(5,564)	(12,084)	(43,091)	3,890	4,325	(516,462)
NET INCOME	599,534	182,022	385,387	-	1,955	-	(1,638)	68,430	88,340	12,010	18,895	10,912	26,827	83,012	1,237,648	(1,475,103)	1,238,231
Attributed to shareholders of the parent company - continuing operations	599,534	182,022	385,387	-	1,369	-	(1,638)	68,430	88,340	12,010	18,895	10,912	26,827	83,012	1,237,648	(1,475,100)	1,237,648
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	586	-	-	-	-	-		-	-	-	-	(3)	583
EBITDA continuing operations	1,214,766	362,751	1,285,731	-	46,694	-	3,098	307,466	167,910	15,828	24,793	26,668	34,399	107,380	1,191,068	(1,469,242)	3,319,310

34

R$'000
Income Statement 1H24	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Small Assets	MSG	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	1,059,410	513,325	8,203,702	406,164	47,332	-	173	360,444	260,030	17,169	-	-	38,644	1,688,996	-	(1,699,125)	10,896,264
Electricity sales to final customers	-	-	3,353,705	-	-	-	-	-	-	-	-	-	-	931,969	-	(740)	4,284,934
Electricity sales to distributors	1,029,441	-	21,218	-	47,074	-	-	356,294	260,024	17,169	-	-	-	756,276	-	(1,020,659)	1,466,836
Use of the main distribution and transmission grid (TUSD/ TUST)	-	468,830	3,206,058	-	-	-	-	-	-	-	-	-	40,163	-	-	(241,839)	3,473,212
Construction revenue	-	31,407	1,218,095	10,331	-	-	-	-	-	-	-	-	(1,533)	-	-	(10,331)	1,247,969
Fair value of assets from the indemnity for the concession	-	-	32,277	-	-	-	-	-	-	-	-	-	-	-	-	-	32,277
Distribution of piped gas	-	-	-	395,833	-	-	-	-	-	-	-	-	-	-	-	(395,833)	-
Sectoral assets and liabilities result	-	-	145,476	-	-	-	-	-	-	-	-	-	-	-	-	-	145,476
Other operating revenues	29,969	13,088	226,873	-	258	-	173	4,150	5	-	-	-	14	752	-	(29,723)	245,560
OPERATING COSTS AND EXPENSES	(618,713)	(166,737)	(7,269,861)	(362,960)	(45,164)	(44,679)	(2,268)	(294,690)	(189,364)	(9,168)	-	-	(2,884)	(1,668,216)	(104,283)	1,703,856	(9,075,134)
Energy purchased for resale	(15,707)	-	(3,312,163)	-	(57)	-	-	(27,642)	(2,155)	(419)	-	-	-	(1,651,299)	-	1,023,041	(3,986,401)
Charges of the main distribution and transmission grid	(185,581)	-	(1,437,765)	-	(12,622)	(18,392)	-	(32,355)	(81,002)	(688)	-	-	-	-	-	260,044	(1,508,358)
Personnel and management	(104,148)	(76,751)	(348,215)	(25,918)	(2,708)	(3,124)	(89)	(8,039)	(1,136)	(307)	-	-	(375)	(7,561)	(29,368)	29,042	(578,696)
Private pension and health plans	(23,087)	(16,868)	(87,999)	(3,080)	(84)	(364)	(15)	(1,202)	(171)	(46)	-	-	(56)	(892)	(5,276)	3,444	(135,697)
Materials	(3,863)	(1,849)	(30,617)	33	(101)	(18)	(16)	(1,871)	(836)	(66)	-	-	(41)	(34)	(848)	(15)	(40,143)
Raw material and supplies - energy production	(936)	-	-	-	-	(944)	-	-	-	-	-	-	-	-	-	944	(936)
Natural gas and supplies for gas business	-	-	-	(284,274)	-	-	-	-	-	-	-	-	-	-	-	284,274	-
Third-party services	(43,165)	(25,617)	(331,284)	(9,484)	(7,914)	(9,842)	(1,561)	(64,963)	(17,815)	(1,575)	-	-	(3,406)	(2,406)	(23,445)	44,409	(498,066)
Depreciation and amortization	(190,185)	(8,047)	(281,343)	(22,394)	(16,260)	(10,316)	(676)	(137,522)	(63,888)	(5,693)	-	-	(22)	(870)	(1,577)	18,011	(720,783)
Provisions and reversals	(6,065)	(5,120)	(141,210)	(2,522)	-	(176)	-	(162)	(7)	(38)	-	-	64	(2,589)	(29,175)	27,424	(159,576)
Construction cost	-	(27,090)	(1,218,095)	(10,331)	-	-	-	-	-	-	-	-	1,536	-	-	10,331	(1,243,649)
Other operating costs and expenses	(45,976)	(5,395)	(81,170)	(4,990)	(5,418)	(1,503)	89	(20,935)	(22,356)	(336)	-	-	(583)	(2,564)	(14,594)	2,907	(202,829)
EQUITY IN EARNINGS OF SUBSIDIARIES	29,407	198,974	-	-	-	-	-	(15,424)	-	-	-	-	-	-	1,152,575	(1,203,343)	162,188
EARNINGS BEFORE INCOME TAXES	470,104	545,562	933,841	43,204	2,168	(44,679)	(2,095)	50,331	70,665	8,001	-	-	35,760	20,780	1,048,292	(1,198,611)	1,983,318
FINANCIAL RESULTS	(154,767)	(111,121)	(278,586)	(5,089)	(44,162)	(4,372)	556	(68,549)	16,645	2,005	-	-	3,823	19,298	61,165	5,292	(557,859)
Financial income	52,268	33,152	204,906	24,835	24,766	1,068	833	61,225	16,948	1,960	-	-	4,876	19,435	110,149	(30,385)	526,037
Financial expenses	(207,035)	(144,273)	(483,492)	(29,924)	(68,928)	(5,440)	(277)	(129,774)	(303)	45	-	-	(1,053)	(137)	(48,984)	35,677	(1,083,896)
OPERATIONAL EXPENSES / INCOME	315,337	434,441	655,255	38,115	(41,995)	(49,051)	(1,539)	(18,218)	87,310	10,006	-	-	39,583	40,078	1,109,454	(1,193,320)	1,425,459
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(38,261)	(31,508)	(205,470)	(13,603)	14,280	-	(337)	(30,344)	(29,666)	(1,204)	-	-	(2,909)	(13,313)	(94,578)	16,709	(430,204)
NET INCOME continuing operations	277,076	402,933	449,785	24,512	(27,715)	(49,051)	(1,876)	(48,563)	57,645	8,802	-	-	36,674	26,765	1,014,876	(1,176,611)	995,255
NET INCOME discontinued operations	(23,590)	-	-	-	-	-	-	-	-	-	-	-	-	-	(11,414)	46,866	11,862
NET INCOME	253,486	402,933	449,785	24,512	(27,715)	(49,051)	(1,876)	(48,563)	57,645	8,802	-	-	36,674	26,765	1,003,462	(1,129,745)	1,007,117
Attributed to shareholders of the parent company - continuing operations	277,076	402,933	449,785	-	(19,400)	-	(1,876)	(48,563)	57,645	8,802	-	-	36,674	26,765	991,287	(1,166,248)	1,014,879
Attributed to the controlling company's shareholders - discontinued operations	(23,590)			12,501	-	(39,829)	-	-	-	-	-	-	-	-	12,176	27,327	(11,414)
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	(8,316)	-	-	-	-	-	-	-	-	-	-	-	(8,316)
Attributed to non-controlling shareholders - discontinued operations	-	-	-	12,011	-	(9,222)	-	-	-	-	-	-	-	-	-	9,179	11,968
EBITDA continuing operations	660,289	553,609	1,215,183	65,598	18,428	(34,363)	(1,419)	187,853	134,553	13,694	-	-	35,782	21,650	1,049,869	(1,216,623)	2,704,101

35

Exhibit II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY
																R$'000
Assets - June-2025	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Small Assets	MSG	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	3,722,207	5,150,609	-	124,347	-	47,826	1,176,451	225,792	78,416	13,565	516,291	125,824	946,910	2,345,438	(2,379,748)	12,093,928
Cash and cash equivalents	572,966	422,275	-	97,001	-	39,973	1,007,032	169,497	73,326	7,822	61,079	95,539	207,202	89,696	(7,823)	2,835,585
Bonds and securities	-	-	-	-	-	580	-	-	-	-	67,824	-	-	100	-	68,504
Collaterals and escrow accounts	-	9	-	1,641	-	-	-	-	-	-	-	-	-	-	-	1,650
Customers	355,310	2,987,851	-	14,241	-	5,434	95,704	42,617	3,579	5,670	42,584	8,177	404,018	-	(211,278)	3,753,907
Dividends receivable	382,148	-	-	-	-	-	32,657	-	-	-	-	-	-	1,817,778	(2,137,221)	95,362
Sectorial financial assets	12,652	-	-	-	-	-	-	-	-	-	-	-	-	-	-	12,652
Account receivable related to concession	287,621	-	-	-	-	-	-	-	-	-	333,024	19,016	-	-	-	639,661
Contract Assets	-	-	-	-	-	-	-	-	-	-	-	-	312,284	-	-	312,284
Other current receivables	107,986	617,851	-	2,828	-	13	3,006	11,658	-	-	371	978	892	321,503	(2,433)	1,064,653
Inventories	34,477	128,354	-	1,703	-	-	-	3	-	-	-	-	-	-	-	164,537
Income tax and social contribution	136,323	172,055	-	6,442	-	1,686	30,653	857	1,352	-	10,953	2,080	21,735	99,229	-	483,365
Other current recoverable taxes	12,104	772,549	-	-	-	3	79	1,054	1	1	-	-	161	-	(1)	785,951
Prepaid expenses	7,498	41,988	-	491	-	137	4,650	106	158	-	456	34	618	1,029	-	57,165
Related parties	18,198	7,677	-	-	-	-	2,670	-	-	72	-	-	-	16,103	(44,720)	-
Assets held for sale	1,794,924	-	-	-	-	-	-	-	-	-	-	-	-	-	23,728	1,818,652
NON-CURRENT	24,240,128	17,912,924	-	607,090	-	98,847	7,973,693	2,242,625	179,232	103,419	2,945,802	520,471	634,280	23,640,632	(31,969,001)	48,648,109
Long Term Assets	6,582,582	7,458,505	-	131,619	-	14,907	857,286	54,222	65	-	2,944,869	517,916	623,712	674,816	(52,176)	19,326,290
Bonds and securities	181,406	3,327	-	-	-	-	378,088	18,898	-	-	108,157	3,904	-	-	-	693,780
Other temporary investments	-	-	-	-	-	14,836	-	-	-	-	-	-	-	14,253	-	29,089
Customers	-	147,629	-	-	-	-	-	-	-	-	-	-	-	-	-	147,629
Judicial deposits	47,494	176,936	-	-	-	72	2,819	-	66	-	292	242	17,644	140,714	-	386,279
Sectoral financial assets	-	278,391	-	-	-	-	-	-	-	-	-	-	-	-	-	278,391
Account receivable related to concession	906,200	2,899,617	-	-	-	-	-	-	-	-	-	-	-	-	-	3,805,817
Contract Assets	4,732,068	2,045,403	-	-	-	-	-	-	-	-	2,823,724	513,770	-	-	(52,176)	10,062,789
Fair value in the purchase and sale of energy	-	-		-		-	-	-	-	-	-	-	593,229	-	-	593,229
Other non-current receivables	621,115	66,194	-	6,751	-	(1)	2	34,229	(1)	-	846	-	-	317,402	-	1,046,537
Income tax and social contribution	1,875	62,221	-	-	-	-	-	-	-	-	11,726	-	12,063	19,280	-	107,165
Deferred income tax and social contribution	-	747,246	-	119,017	-	-	-	-	-	-	-	-	-	140,426	-	1,006,689
Other non-current recoverable taxes	92,339	1,030,641	-	-	-	-	195	1,095	-	-	124	-	776	42,741	-	1,167,911
Prepaid expenses	85	900	-	-	-	-	-	-	-	-	-	-	-	-	-	985
Related parties	-	-	-	5,851	-	-	476,182	-	-	-	-	-	-	-	-	-
Investments	10,498,244	441	-	-	-	-	2,707,869	-	-	-	-	-	-	22,941,390	(33,245,373)	2,902,571
Property, plant and equipment, net	3,143,933	-	-	307,268	-	78,682	4,355,301	300,889	175,427	99,245	143	2,522	702	6,761	(99,244)	8,371,629
Intangible assets	3,931,096	10,300,724	-	167,681	-	1,645	9,944	1,887,379	3,740	4,174	27	33	5,453	9,374	1,427,792	17,749,062
Right to use an asset	84,273	153,254	-	522	-	3,613	43,293	135	-	-	763	-	4,413	8,291	-	298,557
TOTAL	27,962,335	23,063,533	-	731,437	-	146,673	9,150,144	2,468,417	257,648	116,984	3,462,093	646,295	1,581,190	25,986,070	(34,348,749)	60,742,037

36

Assets - December-2024	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Small Assets	MSG	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	3,478,566	6,769,769	-	124,996	-	48,889	1,119,406	146,365	60,415	-	-	106,590	916,049	3,264,843	(2,994,084)	13,041,808
Cash and cash equivalents	511,790	1,734,522	-	97,082	-	42,389	976,988	61,545	55,027	-	-	77,510	324,750	280,340	(13)	4,161,939
Bonds and securities	-	-	-	-	-	528	-	-	-	-	-	-	-	95	-	624
Collaterals and escrow accounts	-	9	-	-	-	-	-	-	-	-	-	-	-	-	-	9
Customers	379,135	3,267,284	-	10,752	-	3,795	94,192	76,636	4,118	-	-	8,750	348,795	-	(230,755)	3,962,702
Dividends receivable	153,322	-	-	-	-	-	8,393	-	-	-	-	-	-	2,644,431	(2,723,868)	82,278
Sectorial financial assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	10,609
Account receivable related to concession	10,609	-	-	-	-	-	-	-	-	-	-	18,050	-	-	-	283,896
Contract Assets	265,846	-	-	-	-	-	-	-	-	-	-	-	217,350	-	-	217,350
Other current receivables	90,679	541,676	-	3,210	-	74	4,084	6,595	-	-	-	549	8,561	301,929	(7,680)	949,674
Inventories	39,204	95,620	-	1,299	-	-	-	-	-	-	-	201	-	-	-	136,324
Income tax and social contribution	108,582	101,406	-	10,831	-	2,035	25,086	134	907	-	-	1,409	13,387	32,349	-	296,128
Other current recoverable taxes	10,626	979,880	-	-	-	-	80	1,035	8	-	-	-	2,990	-	-	994,618
Prepaid expenses	9,288	42,066	-	1,822	-	68	7,913	420	355	-	-	122	216	944	-	63,211
Related parties	17,664	7,306	-	-	-	-	2,670	-	-	-	-	-	-	4,754	(31,773)	621
Assets classified as held for sale	1,881,821	-	-	-	-	-	-	-	-	-	-	-	-	-	5	1,881,826
NON-CURRENT	22,800,216	16,797,534	-	623,724	-	100,266	7,961,804	2,279,634	184,758	-	-	508,080	531,035	23,164,333	(30,609,036)	44,342,348
Long Term Assets	6,186,586	6,847,655	-	132,366	-	15,084	747,629	54,415	-	-	-	507,812	520,497	708,857	(405,709)	15,315,121
Bonds and securities	149,368	3,159	-	-	-	-	353,799	17,941	-	-	-	4,815	-	-	-	529,085
Other temporary investments	-	-	-	-	-	14,709	-	-	-	-	-	-	-	15,894	-	30,603
Customers	-	116,180	-	-	-	-	-	-	-	-	-	-	-	-	-	116,180
Judicial deposits	49,775	190,181	-	-	-	72	484	-	-	-	-	242	16,933	136,677	-	394,364
Sectoral financial assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Account receivable related to concession	886,620	2,610,731	-	-	-	-	-	-	-	-	-	-	-	-	-	3,497,351
Contract Assets	4,729,547	1,701,448	-	-	-	-	-	-	-	-	-	502,754	-	-	(6,739)	6,927,010
Other non-current receivables	276,590	65,322	-	-	-	-	-	-	-	-	-	-	479,938	-	-	479,938
Income tax and social contribution	1,819	59,940	-	6,954	-	-	-	34,860	-	-	-	-	-	298,120	-	681,846
Deferred income tax and social contribution	-	918,078	-	-	-	-	-	-	-	-	-	-	22,780	79,504	-	164,043
Other non-current recoverable taxes	92,867	1,182,616	-	119,561	-	-	-	-	-	-	-	-	-	136,536	-	1,174,175
Prepaid expenses	-	-	-	-	-	303	224	1,614	-	-	-	-	776	42,126	-	1,320,526
Related parties	-	-	-	5,851	-	-	393,122	-	-	-	-	-	-	-	(398,970)	-
Investments	10,104,390	442	-	-	-	-	2,698,723	-	-	-	-	-	-	22,431,868	(31,657,485)	3,577,937
Property, plant and equipment, net	3,160,968	-	-	317,388	-	80,590	4,462,642	306,000	180,931	-	-	229	702	7,248	-	8,516,697
Intangible assets	3,260,920	9,788,358	-	173,337	-	901	8,809	1,918,982	3,827	-	-	39	5,731	8,546	1,454,158	16,623,610
Right to use an asset	87,352	161,079	-	633	-	3,691	44,001	237	-	-	-	-	4,174	7,815	-	308,983
TOTAL	26,278,782	23,567,303	-	748,720	-	149,155	9,081,210	2,425,999	245,173	-	-	614,670	1,447,083	26,429,176	(33,603,120)	57,384,156

37

Exhibit II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY
																R$'000
Liabilities - June-25	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Pequenos Ativos Mantidos para Venda	MSG	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	3,937,880	6,805,190	-	113,626	-	10,873	815,260	220,534	15,981	11,539	107,617	79,023	877,174	45,660	(2,380,943)	10,659,414
Social charges and accruals	85,225	182,598	-	591	-	-	-	-	-	-	675	-	4,622	16,448	-	290,159
Associated companies and parent company	16,861	14,528	-	-	-	137	8,758	1,224	101	2,991	632	173	401	2,117	(47,923)	-
Suppliers	323,197	2,091,374	-	3,340	-	8,999	54,078	18,845	568	3,162	6,122	1,680	382,106	14,633	(214,353)	2,693,751
Income Tax and Social Contribution payable	-	-	-	897	-	23	17,611	34,103	420	277	-	815	2,157	-	(277)	56,026
Other taxes	2,169	261,631	-	895	-	121	7,674	2,377	121	61	3,520	286	8,956	665	(58)	288,418
Loans and financing	602,333	3,189	-	-	-	-	127,454	-	-	5,048	-	4,963	-	-	(5,048)	737,939
Debentures	1,157,874	1,621,672	-	-	-	1,573	53,816	-	-	-	94,896	-	-	-	-	2,929,831
Dividends payable	1,301,299	357,315	-	-	-	-	87,067	147,926	14,752	-	-	70,109	158,753	4,874	(2,137,221)	4,874
Post employment benefits	26,276	71,077	-	-	-	-	-	-	-	-	-	-	163	4,608	-	102,124
Customer charges due	19,100	78,092	-	-	-	-	-	425	-	-	-	338	-	-	-	97,955
Research and development and energy efficiency	2,837	89,985	-	139	-	-	-	3,868	-	-	428	572	-	-	-	97,829
Payables related to concession	19,140	-	-	105,125	-	-	-	8,737	-	-	-	-	-	-	-	133,002
Sectorial financial liabilities	-	1,803,749	-	-	-	-	-	-	-	-	-	-	-	-	-	1,803,749
Other accounts payable	13,579	48,838	-	284	-	20	750	122	-	-	276	-	200	729	-	64,798
Fair value in energy purchase and sale operations	-	-	-	-	-	-	-	-	-	-	-	-	305,200	-	-	305,200
Other bills to pay	201,617	181,142	-	2,355	-	-	458,052	2,907	19	-	1,068	87	14,616	1,586	-	863,449
PIS and Cofins to be refunded to consumers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for allocation of Pis and Cofins credits	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets held for sale	166,373	-	-	-	-	-	-	-	-	-	-	-	-	-	23,937	190,310
NON-CURRENT	9,595,328	8,330,433	-	742,115	-	73,960	3,024,276	84,084	4,265	15,389	1,979,236	46,986	353,599	344,260	(70,163)	24,523,768
Social accruals	5	70	-	-	-	-	-	-	-	-	-	-	6	1,786	-	1,867
Associated companies and parent company	-	-	-	-	-	-	472,951	-	-	-	-	-	-	5,851	(478,802)	-
Suppliers	130,939	-	-	1	-	-	1	-	-	-	-	-	1	-	-	130,942
Deferred income tax and social contribution	1,508,259	-	-	1,057	-	-	32,046	9,071	2,658	-	229,188	29,194	125,382	-	139,685	2,076,540
Tax liabilities	-	266,317	-	-	-	-	-	-	-	-	-	-	-	-	-	266,317
Loans and financing	472,913	750,053	-	-	-	-	2,000,096	-	-	15,389	-	13,425	-	-	(15,389)	3,236,487
Debentures	5,914,031	4,955,946	-	-	-	69,729	331,983	-	-	-	1,711,932	-	-	-	-	12,983,621
Post-employment benefits	308,414	724,567	-	-	-	-	-	-	-	-	-	-	2,396	37,421	-	1,072,798
Research and development and energy efficiency	-	281,196	-	-	-	-	-	7,510	-	-	4,673	650	-	-	-	294,029
Payables related to the concession	178,277	-	-	737,488	-	-	-	67,503	-	-	-	-	-	-	-	983,268
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-
Lease liability	78,995	117,592	-	284	-	3,850	47,026	-	-	-	547	-	4,606	8,272	-	261,172
Other payables	-	-	-	-	-	-	-	-	-	-	-	-	220,918	-	-	220,918
Fair value in energy purchase and sale operations	50,903	4,580	-	-	-	381	138,060	-	-	-	7,533	1	-	87,420	(87,013)	201,865
PIS/Cofins to be refunded to consumers	-	-	-	-	-	-	-	-	-	-	-	-		-	-	-
Provision for allocation of PIS and COFINS	-	761,908	-	-	-	-	-	-	-	-	-	-		-	-	761,908
Provisions for litigation	952,592	468,204	-	3,285	-	-	2,113	-	1,607	-	25,363	3,716	290	203,510	371,356	2,032,036
EQUITY	14,429,127	7,927,911	-	(124,304)	-	61,839	5,310,607	2,163,799	237,402	90,056	1,375,240	520,286	350,417	25,596,150	(32,379,675)	25,558,855
Attributable to controlling shareholders	14,429,127	7,927,911	-	(124,304)	-	61,839	5,310,607	2,163,799	237,402	90,056	1,375,240	520,286	350,417	25,596,150	(32,342,380)	25,596,150
Capital	6,842,757	5,372,206	-	35,503	-	78,785	5,210,736	2,009,509	223,913	83,033	1,134,963	275,161	237,210	12,821,758	(21,503,776)	12,821,758
Advance for Future Capital Increase	-	-	-	-	-	-	6,000	-	-	111	-	-	-	-	(6,111)	-
Capital reserves	22	767	-	-	-	-	-	-	-	-	-	-	57	9,459	(846)	9,459
Asset valuation adjustments	509,035	(420)	-	2,053	-	356	-	-	-	-	-	-	(137)	489,080	(510,887)	489,080
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	(120,084)	-	(120,084)
Legal Reserves	1,027,643	391,901	-	-	-	-	52,936	65,950	1,479	-	21,982	31,640	30,275	1,766,110	(1,623,806)	1,766,110
Profit retention reserve	5,239,801	1,778,070	-	-	-	-	320,557	-	-	-	161,360	186,658	-	9,363,866	(7,686,446)	9,363,866
Tax incentive reserve	4,551	-		-		-	-	-	-	-	-	-	-	4,551	(4,551)	4,551
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Accumulated profit	805,318	385,387	-	(161,860)	-	(17,302)	(279,622)	88,340	12,010	6,912	56,935	26,827	83,012	1,261,410	(1,005,957)	1,261,410
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(37,295)	(37,295)
TOTAL	27,962,335	23,063,534	-	731,437	-	146,672	9,150,143	2,468,417	257,648	116,984	3,462,093	646,295	1,581,190	25,986,070	(34,830,781)	60,742,037

38

																R$'000
Liabilities - December-24	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Pequenos Ativos Mantidos para Venda	MSG	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	5,107,929	5,979,105	-	114,110	-	11,151	655,490	153,431	5,495	-	-	29,976	878,302	404,699	(2,997,302)	10,342,381
Social charges and accruals	119,712	265,757	-	381	-	-	-	-	-	-	-	-	4,447	20,805	-	411,102
Associated companies and parent company	10,810	11,482	-	-	-	160	9,617	520	141	-	-	162	368	1,690	(34,954)	-
Suppliers	319,382	1,792,275	-	3,857	-	9,345	56,148	21,547	718	-	-	5,323	350,946	3,362	(238,481)	2,324,423
Income Tax and Social Contribution payable	-	-	-	-	-	457	9,548	72,506	368	-	-	602	-	-	-	83,482
Other taxes	24,925	252,462	-	736	-	(24)	7,382	5,255	177	-	-	362	10,462	614	-	302,346
Loans and financing	1,097,232	2,971	-	-	-	-	126,082	-	-	-	-	4,921	-	-	-	1,231,205
Debentures	1,056,707	908,720	-	-	-	1,192	58,491	-	-	-	-	-	-	-	-	2,025,110
Dividends payable	1,699,433	663,654	-	-	-	-	21,710	36,982	3,688	-	-	17,527	280,873	3,881	(2,723,868)	3,878
Post employment benefits	24,557	66,352	-	-	-	-	-	-	-	-	-	-	126	4,348	-	95,383
Customer charges due	19,940	23,598	-	-	-	-	-	855	-	-	-	432	-	-	-	44,825
Research and development and energy efficiency	13,567	161,074	-	104	-	-	-	3,827	-	-	-	577	-	-	-	179,149
Payables related to concession	4,686	-	-	106,333	-	-	-	2,073	-	-	-	-	-	-	-	113,092
Sectorial financial liabilities	-	935,322	-	-	-	-	-	-	-	-	-	-	-	-	-	935,322
Other accounts payable	13,697	41,959	-	284	-	21	571	186	-	-	-	-	180	604	-	57,502
Fair value in the purchase and sale of energy	-	-	-	-	-	-	-	-	-	-	-	-	214,955	-	-	214,955
Other bills to pay	161,869	273,479	-	2,415	-	-	365,940	9,682	403	-	-	69	15,945	369,395	-	1,199,195
PIS and Cofins to be refunded to consumers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for allocation of PIS and Cofins credits	-	580,000	-	-	-	-	-	-	-	-	-	-	-	-	-	580,000
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Assets held for sale	541,412	-	-	-	-	-	-	-	-	-	-	-	-	-	-	541,412
NON-CURRENT	6,931,439	9,922,614	-	760,550	-	74,736	3,145,692	86,163	3,221	-	-	38,654	280,154	349,758	(188,137)	21,404,840
Social obligations	-	30	-	-	-	-	-	-	-	-	-	-	-	427	-	457
Associated companies and parent company	-	-	-	-	-	-	389,891	-	-	-	-	-	-	5,851	(395,742)	-
Suppliers	142,376	-	-	-	-	-	-	-	-	-	-	-	-	-	-	142,380
Deferred income tax and social contribution	1,445,182	-	-	1,222	-	802	33,343	10,513	1,679	-	-	18,752	102,398	-	281,567	1,895,459
Tax liabilities	-	291,195	-	-	-	-	-	-	-	-	-	-	-	-	-	291,195
Loans and financing	566,724	750,733	-	-	-	-	2,054,424	-	-	-	-	15,708	-	-	-	3,387,589
Debentures	3,892,598	6,205,483	-	-	-	69,701	434,474	-	-	-	-	-	-	-	-	10,602,255
Post-employment benefits	304,420	718,933	-	-	-	-	-	-	-	-	-	-	2,342	37,631	-	1,063,326
Research and development and energy efficiency	-	234,277	-	-	-	-	-	6,488	-	-	-	529	-	-	-	241,294
Payables related to the concession	167,478	-	-	755,649	-	-	-	69,125	-	-	-	-	-	-	-	992,252
Sectorial financial liabilities	-	142,488	-	-	-	-	-	-	-	-	-	-	-	-	-	142,488
Lease liability	80,058	127,277	-	393	-	3,861	47,308	36	-	-	-	-	4,311	7,761	-	271,004
Other payables	-	-	-	-	-	-	-	-	-	-	-	-	170,837	-	-	170,837
Fair value in the purchase and sale of energy	53,364	6,275	-	-	-	369	184,203	-	-	-	-	-	-	90,966	(88,156)	247,021
PIS/Cofins to be refunded to consumers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for allocation of PIS and Cofins credits	-	1,000,588	-	-	-	-	-	-	-	-	-	-	-	-	-	1,000,588
Provisions for litigation	279,240	445,335	-	3,285	-	-	2,049	-	1,542	-	-	3,664	265	207,123	14,194	956,696
EQUITY	14,239,413	7,665,584	-	(125,940)	-	63,269	5,280,029	2,186,403	236,457	-	-	546,040	288,629	25,674,718	(30,417,679)	25,636,934
Attributable to controlling shareholders	14,239,413	7,665,584	-	(125,940)	-	63,269	5,280,029	2,186,403	236,457	-	-	546,040	288,629	25,674,718	(30,379,896)	25,674,717
Capital	6,242,757	5,372,206	-	35,503	-	78,785	5,186,230	2,009,509	223,913	-	-	275,161	237,210	12,821,758	(19,661,293)	12,821,758
Advance for Future Capital Increase	600,000	-	-	-	-	-	3,000	-	-	-	-	-	-	-	(603,000)	-
Capital reserves	-	166	-	-	-	-	-	-	-	-	-	-	-	5,595	(166)	5,595
Equity valuation adjustments	537,346	(420)	-	2,372	-	148	-	-	-	-	-	-	(137)	517,408	(539,309)	517,408
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	(50,044)	-	(50,044)
Legal Reserves	1,027,643	391,901	-	-	-	-	53,090	65,950	1,479	-	-	31,639	30,275	1,766,110	(1,601,979)	1,766,110
Profit retention reserve	5,239,801	1,778,071	-	-	-	-	343,425	-	-	-	-	186,658	-	9,363,866	(7,547,951)	9,363,866
Additional proposed dividends	591,866	123,660	-	-	-	-	41,574	110,945	11,064	-	-	52,581	21,279	1,250,025	(952,968)	1,250,025
Accumulated profit	-	-	-	(163,815)	-	(15,664)	(347,290)	-	-	-	-	-	-	-	526,769	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(37,783)	(37,783)
TOTAL	26,278,782	23,567,303	-	748,720	-	149,155	9,081,210	2,425,999	245,173	-	-	614,670	1,447,083	26,429,176	(33,603,120)	57,384,156

39

Exhibit III - ENERGY MARKET> DISTRIBUTION AND TOTAL MARKET
Copel’s Total Market	Number of Customers / Agreements			Energy Sold (GWh)
	Jun-25	Jun-24	∆%	2Q25	2Q24	Δ%	1H25	1H24	Δ%

Copel DIS	5,228,669	5,137,853	1.8	5,817	5,469	6.4	12,015	11,145	7.8
Captive Market	5,228,467	5,137,652	1.8	4,814	5,359	(10.2)	10,426	11,112	(6.2)
Concessionaries and Licensees	2	2	-	9	25	(63.9)	19	49	(60.2)
CCEE (Assigments MCSD EN)	200	199	0.5	416	35	1,087.2	582	70	737.7
CCEE (MVE)	-	-	-	-	-	-	-	-	-
CCEE (MCP)[2]	-	-	-	578	50	1,056.0	988	(85)	-
Copel GeT	488	519	(6.0)	3,708	4,039	(8.2)	8,428	8,696	(3.1)
CCEAR (Copel DIS)	4	4	-	30	30	1.0	65	64	1.2
CCEAR (other concessionaries)	119	119	-	544	569	(4.4)	1,145	1,155	(0.8)
Bilateral Agreements (Copel Comercialização)	360	393	(8.4)	3,237	3,275	(1.2)	7,126	7,063	0.9
Bilateral Agreements [1]	5	3	66.7	60	42	42.9	108	92	17.6
CCEE (MCP)[2]	-	-	-	(163)	123	-	(16)	322	-
Wind Farms Complexes	670	583	14.9	1,177	1,054	11.7	2,428	2,175	11.6
CCEAR (Copel DIS)	19	15	26.7	32	34	(5.9)	65	65	-
CCEAR (other concessionaries)	616	541	13.9	658	627	4.9	1,310	1,195	9.6
CER	10	10	-	228	228	-	453	464	(2.4)
Bilateral Agreements (Copel Comercialização)	14	6	133.3	140	91	53.8	247	179	38.0
Bilateral Agreements	11	11	-	111	119	(6.7)	236	240	(1.7)
CCEE (MCP)[2]	-	-	-	8	(45)	-	117	32	-
Copel Comercialização	1,688	1,532	10.2	6,686	5,527	21.0	13,258	11,569	14.6
Free Customers	1,477	1,361	8.5	2,477	2,621	(5.5)	4,745	5,229	(9.2)
CCEAR (other concessionaries)	25	-	-	102	-	-	102	-	-
Bilateral Agreements (Group Companies)	19	6	216.7	299	129	131.8	656	283	131.8
Bilateral Agreements	167	165	1.2	3,736	2,747	36.0	7,694	5,960	29.1
CCEE (MCP)[2]	-	-	-	72	30	-	61	97	(37.1)
Total Copel	5,231,515	5,140,487	1.8	17,388	16,089	8.1	36,130	33,585	7.6
Eliminations (intra-group operations)	-	-	-	3,738	3,559	5.0	8,158	7,654	6.6
Total Consolidated Copel	-	-	-	13,650	12,530	8.9	27,972	25,931	7.9
Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
1 Includes Short Term Sales Agreements and CBR
2 Assured Power allocated in the period, after impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel’s Dis Market	Number of Customers			Consumed Energy (GWh)
	Jun-25	Jun-24	Δ%	2Q25	2Q24	Δ%	1H25	1H24	Δ%
Residential	4,348,267	4,252,182	2.3	2,359	2,419	(2.5)	5,186	5,102	1.6
Industrial	68,496	68,966	(0.7)	3,316	3,227	2.8	6,435	6,251	2.9
Captive	66,088	67,486	(2.1)	327	451	(27.5)	666	885	(24.7)
Free	2,408	1,480	62.7	2,989	2,777	7.7	5,769	5,366	7.5
Commercial	450,146	444,675	1.2	1,818	1,860	(2.3)	3,801	3,808	(0.2)
Captive	446,942	442,703	1.0	1,072	1,211	(11.5)	2,323	2,514	(7.6)
Free	3,204	1,972	62.5	746	648	15.1	1,478	1,295	14.2
Rural	310,761	319,352	(2.7)	663	700	(5.3)	1,425	1,440	(1.1)
Captive	310,602	319,264	(2.7)	595	647	(8.0)	1,285	1,337	(3.9)
Free	159	88	80.7	68	53	27.5	140	103	36.2
Others	57,363	56,041	2.4	632	648	(2.6)	1,279	1,296	(1.3)
Captive	56,568	56,017	1.0	462	631	(26.8)	966	1,274	(24.2)
Free	795	24	3,212.5	169	17	-	313	22	-
Total Captive Market	5,228,467	5,137,652	1.8	4,814	5,359	(10.2)	10,426	11,112	(6.2)
Total Free Market	6,566	3,564	84.2	3,972	3,495	13.7	7,700	6,786	13.5
Supply to Concessionaries	7	7	-	264	259	2.0	511	499	2.5
Total Grid Market	5,235,040	5,141,223	1.8	9,050	9,113	(0.7)	18,637	18,396	1.3
Micro and Mini Distributed Energy Generation	472,740	361,460	30.8	(772)	(612)	26.2	(1,668)	(1,278)	30.5
Total Billed Market				8,278	8,500	(2.6)	16,969	17,118	(0.9)

40

Exhibit III - ENERGY MARKET> TARIFFS
Supply Tariff (R$/MWh)	2025		Product Class*	Validity*
	Amount MW average/year	Preço (R$) [1]
Copel Geração e Transmissão
Auction CCEAR 2011 - 2040 ( HPP Mauá)	145	318.39	SP100 (51%) SP92 (49%)	07.01.2020	12.31.2040
Auction - CCEAR 2024 - 2053 (SHP Bela Vista)	14	283.03	-	01.01.2024	31.12.2053
Copel Distribuição
Concession holders in the State of Paraná	17	316.97	-	-	-
Total / Tariff Weighted Average Supply	176	315.44		-	-
[1] With PIS/COFINS. Net ICMS. Prices updated by the IPCA, from the reference dates until June 2025.
*GSF renegotiation

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount	Jun/25	Jun/24	Δ%
	Average MW
Itaipu [1]	479.60	246.85	243.44	1.4%
Auction – CCEAR 2010 – H30	65.20	317.10	304.15	4.3%
Auction – CCEAR 2010 – T15 [2]	-		283.43	0.0%
Auction – CCEAR 2011 – H30	53.80	326.94	313.58	4.3%
Auction – CCEAR 2011 – T15 [2]	53.70	269.53	264.54	1.9%
Auction – CCEAR 2012 – T15 [2]	107.50	195.04	186.17	4.8%
Auction – CCEAR 2016 – T20 [2]	26.60	240.88	229.22	5.1%
Angra	96.80	315.90	356.25	-11.3%
CCGF [3]	341.80	206.63	186.90	10.6%
Santo Antônio	128.60	202.90	194.60	4.3%
Jirau	214.00	178.52	171.22	4.3%
Others Auctions [4]	804.00	234.05	228.25	2.5%
Total / Average Purchuse Tariff	2,371.70	232.83	226.86	2.6%
Contains PIS and COFINS
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[4] Products average price, does not include PROINFA.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)		Jun/25	Jun/24	Δ%

Industrial		543.51	555.88	-2.2%
Residential		513.29	546.46	-6.1%
Commercial		558.85	609.36	-8.3%
Rural		540.79	596.42	-9.3%
Other		588.74	597.68	-1.5%
Retail Tariff supply average tariff		592.40	615.21	-3.7%
Demand average tariff (R$/kW)		38.85	37.85	2.6%
Does not consider tariff flags, Pis/Pasep and net of ICMS.

41

Exhibit III - ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES
						R$'000
Electricity Purchased for Resale	2Q25	2Q24	Δ%	1H25	1H24	Δ%
Purchase of energy in the regulated party - CCEAR	934,106	976,498	(4.3)	1,872,515	1,932,015	(3.1)
Itaipu Binacional	256,008	241,436	6.0	499,005	454,522	9.8
Câmara de Comercialização de Energia - CCEE	308,216	106,772	188.7	385,632	172,606	123.4
Micro and mini generators and customer repurchase	508,266	381,975	33.1	1,100,411	809,918	35.9
Proinfa	107,460	84,495	27.2	213,329	168,712	26.4
Bilateral Agreements	677,505	385,594	75.7	1,174,818	789,163	48.9
Fair value in the purchase and sale of energy	-	31,042	-	-	43,881	-
(-) PIS/Pasep and Cofins	(228,152)	(194,878)	17.1	(429,948)	(384,416)	11.8
TOTAL	2,563,409	2,012,934	27.3	4,815,762	3,986,401	20.8

						R$'000
Charges of the main distribution and transmission grid	2Q25	2Q24	Δ%	1H25	1H24	Δ%
Itaipu transportation charges	43,445	56,470	(23.1)	84,231	109,586	(23.1)
System Service Charges - ESS	669	9,375	(92.9)	6,566	22,458	(70.8)
System usage charges	615,970	665,905	(7.5)	1,224,825	1,328,368	(7.8)
Charge reserve energy - EER	130,974	116,058	12.9	236,614	221,736	6.7
Grid Use charges - Provisions	59	(3)		56	48	16.7
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(80,539)	(87,521)	(8.0)	(159,191)	(173,838)	(8.4)
TOTAL	710,578	760,284	(6.5)	1,393,101	1,508,358	(7.6)

42

Exhibit III - ENERGY MARKET> ENERGY BALANCE
						(average MW)
Energy Balance - Copel GET - Jun-25	2025	2026	2027	2028	2029	2030
Own Resources GeT	1,956	1,890	1,901	1,920	1,928	1,928
GeT (1)	1,359	1,291	1,291	1,291	1,291	1,291
GPS (CCGF) (2)	73	73	73	73	73	73
Bela Vista + FDA	524	526	537	556	564	564
Own Resources SPP and Wind Farm	544	544	544	544	544	544
Purchases	189	35	-	-	-	-
TOTAL OWN RESOURCES + SOLD	2,689	2,469	2,445	2,464	2,472	2,472
TOTAL SOLD	2,348	2,058	1,781	1,492	1,159	908
Sales (Regulated)	737	706	706	706	706	706
Sales (Regulated) %	27%	29%	29%	29%	29%	29%
Sales (Free Market)	1,611	1,352	1,075	786	453	202
Sales (Free Market) %	60%	55%	44%	32%	19%	8%
Total Available	340	410	663	971	1312	1563
Total Available (%)	13%	16%	27%	39%	53%	63%
Avarege price of energy sold (R$)	176.80	187.10	188.81	198.57	212.94	230.83
Reference: June/25

(1) Includes Mauá 100% from June25 and GPS 30% (ex-CCGF). Does not include Baixo Iguaçu, Elejor and Foz do Chopim.
(2) GPS 70% (quota regime).
(3) Does not include Voltália Wind Complex.
(3) Average gross energy price (with PIS/COFINS and without ICMS). The GPS CCGF RAG is not considered in the calculation of average prices.

43

44

Exhibit III - ENERGY MARKET> WIND POWER PRICES
Wind Farms - Sold	Auction ¹	Price (R$)²	Certification	Amount MW average/year	Start of Supply	End of Supply
São Bento Energia, Invest. e Part. S.A.
GE Boa Vista S.A.	2º LFA (08/26/2010)	324.37	P50	5.70	01.01.2013	12.31.2032
GE Farol S.A.		314.92	P50	9.10
GE Olho D’Água S.A.		314.92	P50	14.90
GE São Bento do Norte S.A.		314.92	P50	14.00
Copel Brisa Potiguar S.A.
Nova Asa Branca I Energias Renováveis S.A.	2º LFA (08/26/2010)	318.28	P50	13.20	01.01.2013	12.31.2032
Nova Asa Branca II Energias Renováveis S.A.		318.28	P50	12.80
Nova Asa Branca III Energias Renováveis S.A.		318.28	P50	12.50
Nova Eurus IV Energias Renováveis S.A.		318.28	P50	13.70
Santa Maria Energias Renováveis S.A.	4º LER (08/18/2011)	224.30	P50	15.70	07.01.2014	06.30.2034
Santa Helena Energias Renováveis S.A.		224.30	P50	16.00
Ventos de Santo Uriel S.A.		222.57	P50	9.00
Cutia
UEE Cutia S.A.	6º LER (10/31/2014)	263.84	P90	9.60	10.01.2017	09.30.2037
UEE Esperança do Nordeste S.A.		263.84	P90	9.10
UEE Guajiru S.A.		263.84	P90	8.30
UEE Jangada S.A.		263.84	P90	10.30
UEE Maria Helena S.A.		263.84	P90	12.00
UEE Paraíso dos Ventos do Nordeste S.A.		263.84	P90	10.60
UEE Potiguar S.A.		263.84	P90	11.30
Bento Miguel
CGE São Bento do Norte I S.A.	20ª LEN (11/28/2014)	249.91	P90	9.70	01.01.2019	12.31.2038
CGE São Bento do Norte II S.A.		249.91	P90	10.00
CGE São Bento do Norte III S.A.		249.91	P90	9.60
CGE São Miguel I S.A.		249.91	P90	8.70
CGE São Miguel II S.A.		249.91	P90	8.40
CGE São Miguel III S.A.		249.91	P90	8.40
Vilas
Vila Ceará I (Antiga Vila Paraíba IV)	28ª LEN (08/31/2018)	134.38	P90	8.20	01.01.2024	12.31.2043
Vila Maranhão I		134.38	P90	8.30
Vila Maranhão II		134.38	P90	8.30
Vila Maranhão III (Antiga Vila Paraíba III)		134.38	P90	8.20
Vila Mato Grosso (Antiga Vila Alagoas III)	29ª LEN (06/28/2019)	112.10	P90	3.30	01.01.2023	12.31.2042
Jandaira
Jandaira I	30ª LEN (10/18/2019)	137.09	P90	1.60	01.01.2025	12.31.2044
Jandaira II		137.09	P90	4.10
Jandaira III		137.09	P90	4.40
Jandaira IV		137.09	P90	4.30
Aventura
Aventura II	26º LEN (20/12/2017)	144.92	P90	11.70	01.01.2023	12.31.2042
Aventura III		144.92	P90	12.80
Aventura IV		144.92	P90	14.10
Aventura V		144.92	P90	15.00
Santa Rosa & Mundo Novo
Santa Rosa & Mundo Novo I	26º LEN (20/12/2017)	147.91	P90	16.50	01.01.2023	12.31.2042
Santa Rosa & Mundo Novo II		147.91	P90	17.00
Santa Rosa & Mundo Novo III		147.91	P90	18.00
Santa Rosa & Mundo Novo IV		147.91	P90	7.50
Santa Rosa & Mundo Novo V		147.91	P90	8.10
Voltália[3]
Carnaúbas	04ª LER (08/18/2011)	217.57	-	13.10	07.01.2014	06.30.2034
Reduto		217.57	-	13.90
Santo Cristo		217.57	-	14.80
São João		217.57	-	14.30
¹LFA - Alternative Sources Auction/LER - Reserve Energy Auction/LEN - New Energy Auction.
² Price updated by IPCA until Jun/25 (Reference Jul/25). Source: CCEE
[3] Values presented refer to 100% of the Complex. Copel has a 49% stake in the project.

45

Exhibit III - ENERGY MARKET> ENERGY FLOW
												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		EÓLICAS		COPEL COM		ELIMINAÇÕES		CONSOLIDADO
	2Q25	2Q24	2Q25	2Q24	2Q25	2Q24	2Q25	2Q24	2Q25	2Q24	2Q25	2Q24
Own Generation			2,726	5,389	799	682					3,525	6,071
Purchased energy	5,588	5,707	1202	177	107	36	6,686	5,527	3,736	3,554	9,847	7,893
Copel Comercialização			192	93	107	36			299	129
Companies of the group	61	60					3,376	3,365	3,437	3,425
Itaipu	1,108	1,134									1,108	1,134
Auction – CCEAR	3,105	3,192									3,105	3,192
CCEE (MCP)	0	57									0	57
Angra	211	213									211	213
CCGF	757	933									757	933
Proinfa	88	105									88	105
Other (1)	258	13	32			0	3,277	2,162			3,567	2,175
Elejor												0
Dona Francisca				33			33				33	33
MRE Receipt			978	51							978	51
Avaiable	5,588	5,707	3,928	5,566	906	718	6,686	5,527	3,738	3,554	13,370	13,964
Captive Market	4,814	5,359									4,814	5,359
Concessionaires (2)	9	25									9	25
CCEE concessionaire supply (3)			44	42							44	42
CCEE (MCSD EN Assignments) (4)	416	35									416	35
CCEE (MVE) (5)
CCEE (MCP) (6)	578	107	-163	123	8	-45	72	30			495	215
Free Customers							2,477	2,621			2,477	2,621
Bilateral Agreements			16	0	111	119	3,736	2,747			3,863	2,866
Auction – CCEAR (7)			544	569	658	627	102				1,304	1196
MRE assignment (8)			220	1,527							220	1,527
CER (9)					228	228					228	228
Copel Comercialização			3,237	3,275	140	90			3,377	3,365
Companies of the group			30	30	32	30	299	129	361	189
Losses and Differences (10)	-229	181			-271	-331					-500	-150

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		EÓLICAS		COPEL COM		ELIMINAÇÕES		CONSOLIDADO
	1H25	1H24	1H25	1H24	1H25	1H24	1H25	1H24	1H25	1H24	1H25	1H24
Own Generation			9,029	11,387	1,551	1,323					10,580	12,710
Purchased energy	11,638	11,857	1,454	263	298	194	13,269	11,569	8,155	7,648	18,504	16,235
Copel Comercialização			357	93	298	190			655	283
Companies of the group	128	124					7,372	7,241	7,500	7,365
Itaipu	2,203	2,268									2,203	2,268
Auction – CCEAR	6,574	6,582									6,574	6,582
CCEE (MCP)		239					11				11	239
Angra	420	426									420	426
CCGF	1,618	1,981									1,618	1,981
Proinfa	182	211									182	211
Other (1)	513	26	65			4	5,853	4,328			6,431	4,358
Elejor												0
Dona Francisca			33	66			33				66	66
MRE Receipt			999	104							999	104
Avaiable	11,638	11,857	10,483	11,650	1,849	1517	13,269	11,569	8,158	7,648	29,081	28,945
Captive Market	10,425	11,112									10,425	11,112
Concessionaires (2)	19	49									19	49
CCEE concessionaire supply (3)			92	88							92	88
CCEE (MCSD EN Assignments) (4)	583	70									583	70
CCEE (MVE) (5)
CCEE (MCP) (6)	988	154	(15)	322	117	32	72	97			1162	605
Free Customers							4,745	5,229			4,745	5,229
Bilateral Agreements			16	4	236	240	7,694	5,960			7,946	6,204
Auction – CCEAR (7)			1,145	1,155	1,310	1,195	102				2,557	2350
MRE assignment (8)			2,055	2,954							2,055	2,954
CER (9)					453	464					453	464
Copel Comercialização			7,126	7,063	247	178			7,373	7,241
Companies of the group			64	64	65	61	656	283	785	407	0	1
Losses and Differences (10)	(377)	472			(579)	(653)					-956	-181

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

46

Exhibit III - ENERGY MARKET> ENERGY FLOW

47

Exhibit IV - OPERATIONAL DATA> INDICATORS SUMMARY
MANAGEMENT
Copel Staff List	2020	2021	2022	2023	2024	Jun-25
Geração e Transmissão	1,533	1,523	1,487	1,477	1,091	1,019
Distribuição	4,641	4,430	4,257	4,203	3,199	3,032
Telecomunicações	355	-	-	-	-	-
Holding	96	169	84	83	60	53
Comercialização	42	44	47	41	39	44
Serviços	-	-	217	-	-	-
TOTAL	6,667	6,166	6,092	5,804	4,389	4,148

Cotrolated Staff List	2020	2021	2022	2023	2024	Jun-25
Elejor	7	7	7	7	7	11

GENERATION
Copel GET	Amount		Installed Capacity (MW)		Assured Power (Average MW)
Hydroelectric	7		4,833.3		1,990.3
Wind	42		1,127.9		560.9
Copel GET (Interest)			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	1		10.4		7.3
Total Copel GET			5,971.6		2,558.5
Other Interest Copel			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	5		201.3		109.7
Wind	4		53.2		28.0
Solar	1		1.1		-
Total Other Interest	10		255.6		137.7
TOTAL Copel Group			6,227.2		2,696.2

TRANSMISSION
Copel GeT	Amount			APR (R$ million)
Transmission Lines (km)		4,591		1,423.9
Substation (amount)		46
Interest	Amount			Proporcional APR (R$ million)
Transmission Lines (km)		5,093		387.4
Substation (amount)		7
TOTAL	TL	9,684		1,811.3
	Substation	53

DISTRIBUTION
Distribution lines (km)	216,422			Captive customers	5,228,467
Substations	404			Customers by distribution employee	1,724
Installed power substations (MVA)	12,253			DEC (in hundredths of an hour and minute)	7.49
Municipalities served	395			FEC (number of outages)	4.94
Locations served	1,068

MERCADO LIVRE
Number of contracts	1,688
Energy sold (GWh)	6,686

48

Exhibit IV - OPERATIONAL DATA> GENERATION
COPEL GET
	Installed Capacity (MW)	Assured Power (Average MW)	Generation 2Q25 (GWh)*	Concession Expires
Hydroelectric Power Plants	4,833.3	1,990.3	8,735.0
Large hydroelectric power plant (HPP)	4,797.0	1,965.8	8,197.8
Gov. Bento Munhoz da Rocha Netto (Foz do Areia - FDA)	1,676.0	567.6	2,136.3	11.19.2054
Gov. Ney Aminthas de B. Braga (Segredo)	1,260.0	552.8	2,553.5	11.19.2054
Gov. José Richa (Salto Caxias)	1,240.0	553.3	2,475.4	11.19.2054
Gov. Parigot de Souza (GPS) (1)	260.0	103.6	548.0	01.03.2053
- Regime de Cotas (70%)	182.0	72.5	383.6
- Copel GeT(30%)	78.0	31.1	164.4
HPP Gov. Jayme Canet Junior (Mauá) (2)	361.0	188.5	484.6	01.30.2046
Small hydroelectric power station (SHP)	36.3	24.5	537.2
Bela Vista	29.8	18.6	52.6	01.02.2041
Derivação do Rio Jordão **	6.5	5.9	484.6	06.21.2032
Wind Power Plants	1,127.7	560.9	1,551.6
São Bento Energia, Invest. e Part. S.A.	94.0	38.1	108.1
GE Boa Vista S.A.	14.0	5.2	12.9	04.28.2046
GE Farol S.A.	20.0	8.8	23.2	04.20.2046
GE Olho D’Água S.A.	30.0	12.8	37.9	06.01.2046
GE São Bento do Norte S.A.	30.0	11.3	34.1	05.19.2046
Copel Brisa Potiguar S.A.	183.6	89.4	203.9
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	28.7	04.25.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	25.0	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	23.8	05.31.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	29.1	04.27.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	35.5	05.08.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	40.9	04.09.2047
Ventos de Santo Uriel S.A.	16.2	9.0	20.9	04.09.2047
Cutia	180.6	71.4	207.5
UEE Cutia S.A.	23.1	9.6	29.6	01.05.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	26.2	05.11.2050
UEE Guajiru S.A.	21.0	8.3	21.1	01.05.2042
UEE Jangada S.A.	27.3	10.3	35.6	01.05.2042
UEE Maria Helena S.A.	27.3	12.0	34.4	01.05.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	29.5	05.11.2050
UEE Potiguar S.A.	27.3	11.5	31.1	05.11.2050
Bento Miguel	132.3	58.7	145.2
CGE São Bento do Norte I S.A.	23.1	10.1	27.1	08.04.2050
CGE São Bento do Norte II S.A.	23.1	10.8	30.1	08.04.2050
CGE São Bento do Norte III S.A.	23.1	10.2	25.8	08.04.2050
CGE São Miguel I S.A.	21.0	9.3	22.7	08.04.2050
CGE São Miguel II S.A.	21.0	9.1	19.9	08.04.2050
CGE São Miguel III S.A.	21.0	9.2	19.6	08.04.2050
Vilas	186.7	98.6	265.0
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	48.3	01.14.2054
Vila Maranhão I	32.0	17.8	45.7	01.11.2054
Vila Maranhão II	32.0	17.8	47.9	01.14.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	44.8	01.14.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	78.3	12.06.2054
Jandaira	90.1	46.9	127.4
Jandaira I	10.4	5.6	16.9	04.02.2055
Jandaira II	24.3	12.3	34.7	04.02.2055
Jandaira III	27.7	14.8	38.1	04.02.2055
Jandaira IV	27.7	14.2	37.7	04.02.2055
Aventura	105.0	65.0	196.4
Aventura II	21.0	13.1	39.3	06.05.2053
Aventura III	25.2	15.5	45.4	06.11.2053
Aventura IV	29.4	18.5	57.5	06.05.2053
Aventura V	29.4	17.9	54.2	06.05.2053
Santa Rosa e Mundo Novo	155.4	92.8	298.1
Santa Rosa e Mundo Novo I	33.6	17.3	52.3	06.04.2053
Santa Rosa e Mundo Novo II	29.4	17.2	63.0	06.04.2053
Santa Rosa e Mundo Novo III	33.6	21.5	70.7	06.04.2053
Santa Rosa e Mundo Novo IV	33.6	21.0	68.2	06.01.2053
Santa Rosa e Mundo Novo V	25.2	15.8	43.9	06.01.2053
TOTAL	5,961.0	2,551.2	10,286.6
(1) RAG of R$176.6 million, updated by Aneel's Resolution No. 3,506, of July 22, 2025.
(2) Plant incorporated into the portfolio, according Material Fact 03/25, refers to 51% in the period.
* Considers internal consumption of generators and generation in commercial operation.
** Plant do not participate in the MRE.

49

Exhibit IV - OPERATIONAL DATA > GENERATION
INTEREST
Enterprise	Partners	Installed Capacity (MW)	Assured Power [1] (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		400.6	225.9	211.7	117.2
Large hydroelectric power plant (HPP)		365.4	200.6	197.1	106.4
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	66.0	84.2	46.2	05.10.2040
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	62.1	84.1	43.5	06.11.2040
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 53,94% Celesc - 23,03%	125.0	72.5	28.8	16.7	09.21.2037
Small hydroelectric power station (SHP)		29.1	20.4	10.4	7.3
SHP Arturo Andreoli [5] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	07.07.2034
Hydroelectric Generating Centers (CGH)		6.1	4.9	4.2	3.5
CGH Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	(2)
CGH Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	(2)
Wind Power Plants		108.5	57.1	53.2	28.0
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia- 51%	108.5	57.1	53.2	28.0	(3)
Solar		2.3	-	1.1	-
Solar Paraná [4]	COPEL - 49%	2.3	-	1.1	-	09.15.2046
TOTAL		511.4	283.0	266.0	145.2
[1] Assured power updated by Ordinance No. 709/2022 of: HPP Mauá, Santa Clara, Fundão and Dona Francisca.
[2] Elejor requested the reclassification of its Small Hydroelectric Power Plants - (SHPs) Fundão I and Santa Clara I to Hydroelectric Generating Centers (CGHs), as amended by Art. 8 of Law 9074/1995. This was formalized through ANEEL Authorizing Resolutions 14,744 and 14,745 of 06/20/2023, with the plants exempted from concession, having only registration with ANEEL.
[3] The Concession Expires of the wind farm concessions are respectively: Carnaúbas (04.09.2047), Reduto (04.16.2047), Santo Cristo (04.18.2047), São João (03.26.2047).
[4] Holding of 6 SCPs operating in the field of distributed generation (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, e Bandeirantes Solar I, Bandeirantes Solar II e Bandeirantes Solar III, in pre-operational.
[5] Extension of Grant according to REH 3.242/1S2024.

50

Exhibit IV - OPERATIONAL DATA > TRANSMISSION
Subsidiary / SPC	Contract	Enterprise	UF	TL			APR ¹ (R$ millions)	Adjustment installment (R$ millions)	Concession Expiration
				Extension (km)[2]	Substation	MVA
Copel GeT	060/2001	Several	SP/PR	2,129	35	12,815	663.6	12.3	01.01.2043
Copel GeT	075/2001	TL Bateias - Jaguariaiva	PR	137	-	-	18.2	-0.5	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	PR	32	-	-	3.1	0.1	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	PR	117	-	-	16.9	-0.5	11.19.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	SP	334	-	-	47.7	-1.3	10.06.2040
Copel GeT	015/2010	SE Cerquilho III	SP	-	1	300	7.7	-0.4	10.06.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	PR	102	-	-	8.5	-0.3	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	SP	83	1	150	12.3	-2.3	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	PR	31	1	300	14.0	-0.8	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	PR	52	1	300	16.2	1.6	09.05.2044
Copel GeT	022/2014	TL Assis – Londrina	SP/PR	122	-	-	28.1	-1.1	09.05.2044
Copel GeT	006/16	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	PR	255	4	900	169.4	-5.2	04.07.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	PR	159	1	300	20.7	-0.6	01.12.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	PR	29	1	672	29.9	-1.0	05.10.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005	TL Ivaiporã - Londrina	PR	122	-	-	28.9	-1.0	03.04.2035
Mata de Santa Genebra³ Copel GeT - 100%	001/14	TL Araraquara II - Bateias	SP/PR	887	1	3,600	338.7	-10.7	05.14.2044
Subtotal Copel GeT				4,591	46	19,337	1,423.9	-11.7
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	PR	142	2	700	17.9	-0.3	05.10.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	MA	365	-	-	27.0	-0.9	05.10.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	MT	2,033	4	800	146.2	-4.7	05.10.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	GO/MG	930	1	-	75.5	-2.7	05.10.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	GO/MG	967	-	-	50.2	-1.8	05.02.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	MG/SP	656	-	-	70.6	-2.4	09.05.2044
Subtotal SPCs [4]				5,093	7	1,500	387.4	-12.8
Total				9,684	53	20,837	1,811.3	-24.5
[1] Proportional to Copel's interest in the project. Values referring to the 2025/2026 cycle, effective from July 1, 2025, according to REH 3.481/2025. RAP values consider Active RAP, which is the portion of RAP referring to assets in operation at the beginning of the tariff cycle.
² Considers double circuit sections (circuits that share the same transmission tower).
³ Transmission line in the process of consolidation, according to Material Fact 03/25.
[4] Equity Income.

51

Exhibit IV - OPERATIONAL DATA > DISTRIBUTION
OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	MVA	Km of lines
5,235,040	1,068	395	13,8 kV	-	-	115,086
			34,5 kV	237	1,742	93,302
			69 kV	36	2,488	751
			88 kV	0	5	-
			138 kV	131	8,018	7,283
				404	12,253	216,422
Consumer-to-employee ratio DIS	2020	2021	2022	2023	2024	jun-25
Captive Consumers	4,835,852	4,926,608	5,011,555	5,098,006	5,184,322	5,228,467
Copel Dis employees	4,641	4,430	4,257	4,203	3,199	3,032
Consum/Emp	1,042	1,112	1,177	1,213	1,621	1,724

QUALITY OF SUPPLY

	Year	DEC ¹ (hours)	FEC ² (outages)
	2020	7.83	5.61
	2021	7.47	5.09
	2022	7.96	5.10
	2023	7.97	5.41
	2024	7.92	5.36
	Jun-25	7.49	4.94
¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date * Values of the last 12 months
Period	Technical Loss		Non-Technical Loss		Total loss
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Jun-21	6.05%	5.93%	4.70%	4.34%	8.08%	7.92%
Jun-22	5.79%	5.73%	4.47%	4.54%	7.65%	7.68%
Jun-23	5.79%	5.78%	4.47%	4.55%	7.57%	7.61%
Jun-24	5.79%	5.75%	4.47%	5.65%	7.58%	8.05%
Jun-25	5.79%	5.60%	5.29%	4.05%	8.15%	7.60%

(1) Percentage established in the tariff review;
(2) Technical loss calculated and reported monthly to Aneel;
(3) Percentage established in the tariff review;
(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;
(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;
(6) Total loss on injected energy.
NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network

52

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 6, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.